Exhibit 3

Description of the Registrant and Recent Developments

This description of the Asian Infrastructure Investment Bank (“AIIB” or the “Bank”) is dated April 2, 2021 and appears as Exhibit 3 to the annual report on Form 18-K of AIIB for the fiscal year ended December 31, 2020.

ASIAN INFRASTRUCTURE INVESTMENT BANK	3
Overview	3
Legal Status	3
Membership, Capital Structure and Reserves	4

CAPITALIZATION AND INDEBTEDNESS	9

SELECTED FINANCIAL INFORMATION	10

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	12
Overview	12
Impact of the COVID-19 Pandemic on the Bank’s Activities and Results of Operations	12
Critical Accounting Policies	13
Internal Control over Financial Reporting	13
Income Statement	14
Balance Sheet	17
Asset Quality	18
Debt Record	18
External Auditor Work Papers	18
Related Party Transactions	18

OPERATIONS OF AIIB	20
Ordinary Resources and Special Fund Resources	20
Financial Instruments	21
Financing Portfolio	23
Proposed Financings	28
Financing Approval Process	28
Environmental and Social Framework	30
Economic Sanctions	31
AIIB Special Funds	32
Quality of Loan Portfolio	33

RISK MANAGEMENT	34
Risk Philosophy	34
Risk Appetite Statement	34
Risk Management Architecture	34
Three Lines of Defense	35
Capital Adequacy	35
Risk Types	36

GOVERNANCE AND ADMINISTRATION	40
Board of Governors	40
Board of Directors	44
Board Committees	49
Senior Management	50
International Advisory Panel	52
Employees	52

SELECTED DEMOGRAPHIC AND ECONOMIC DATA	53

THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF THE ASIAN INFRASTRUCTURE INVESTMENT BANK.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Overview

AIIB is a multilateral development bank (“MDB”) with a mandate to (i) foster sustainable economic development, create wealth and improve infrastructure connectivity in Asia by investing in infrastructure and other productive sectors and (ii) promote regional cooperation and partnership in addressing development challenges by working in close collaboration with other multilateral and bilateral development institutions. The Bank commenced operations on January 16, 2016 to help its members meet a substantial financing gap between the demand for infrastructure in Asia and available financial resources. The Bank aims to work with public and private sector partners to channel its own public resources, together with private and institutional funds, into sustainable infrastructure investment. The Bank maintains its principal office in Beijing, People’s Republic of China (“China”).

The Bank’s mission is “Financing Infrastructure for Tomorrow,” which reflects AIIB’s commitment to sustainability, be it financial, economic, social or environmental in nature. The Bank has identified the following thematic priorities:

●

Green Infrastructure: Prioritizing green infrastructure and supporting its members to meet their environmental and development goals by financing projects that deliver local environmental improvements and investments dedicated to climate action;

●

Connectivity and Regional Cooperation: Prioritizing projects that facilitate better domestic and cross-border infrastructure connectivity within Asia and between Asia and the rest of the world, and supporting projects that complement cross-border infrastructure connectivity by generating direct measurable benefits in enhancing regional trade, investment and digital and financial integration across Asian economies and beyond;

●

Technology-enabled Infrastructure: Supporting projects where the application of technology delivers better value, quality, productivity, efficiency, resilience, sustainability, inclusion, transparency or better governance along the full project life cycle; and

●	Private Capital Mobilization: Supporting projects that directly or indirectly mobilize private financing into sectors within the Bank’s mandate.

The Bank has developed, and continues to develop, a wide range of operational policies, strategies and frameworks designed to ensure that there is a direct link between the Bank’s mandate, mission and thematic priorities and the projects it finances. Sustainable development is an integral part of the Bank’s identification, preparation and implementation of projects. The Bank is currently developing its “Sustainable Development Bond Framework.” The Bank intends that this framework will, when finalized, govern reporting that the Bank will provide on its website concerning the environmental and/or social impacts of Bank financings.

Legal Status

AIIB was established and operates under the Articles of Agreement (the “Articles of Agreement”), an international treaty to which governments are parties and which was open for signature on June 29, 2015 and entered into force on December 25, 2015. The Bank is not a private institution and does not have private shareholders.

The Articles of Agreement provide that all the powers of AIIB shall be vested in the Board of Governors of AIIB (the “Board of Governors”). The Board of Governors has delegated a broad range of operational oversight functions to the non-resident Board of Directors of AIIB (the “Board of Directors”). See “Governance and Administration.” On January 16, 2016, the Board of Governors convened its inaugural meeting in Beijing and declared the Bank open for business.

The Articles of Agreement endow AIIB with full juridical personality and, in particular, the full legal capacity (i) to contract, (ii) to acquire, and dispose of, immovable and movable property, (iii) to institute and respond to legal proceedings and (iv) to take such other action as may be necessary or useful for its purpose and activities. The Articles of Agreement provide that the Bank enjoys, in the territory of each of its members, the following immunities, exemptions and privileges:

●

The Bank enjoys immunity from every form of legal process, except in cases arising out of or in connection with the exercise of its power to raise funds, to guarantee obligations, or to buy and sell securities, in which case actions may be brought in a court of competent jurisdiction in the territory in which the Bank has an office, has appointed an agent for service of process or has issued or guaranteed securities. Moreover, no action may be brought against the Bank by a member or an instrumentality of such member; instead they have recourse to special procedures for settlement of disputes as described in the Articles of Agreement, in the by-laws and regulations of the Bank, or in contracts entered with the Bank.

●

The property and other assets of the Bank are immune from all forms of seizure, attachment or execution before delivery of a final judgment against the Bank, and from search, requisition, confiscation, expropriation or any other forceful taking by executive or legislative action. The archives of the Bank and all documents belonging to it or held by it are inviolable, regardless of location or who holds them.

●

All Governors, Directors, Alternate Governors, Alternate Directors, the President, Vice-Presidents and other officers and employees of the Bank are immune from legal process with respect to acts performed by them in their official capacity, except when the Bank waives this immunity.

●

The Bank, its assets, property, income and its operations and transactions are immune from all taxes and customs duties, and the Bank is immune from any obligation relating to the payment, withholding or collection of any tax or duty.

●	All of the property and assets of the Bank are free from restrictions, regulations, controls and moratoria of any nature (subject to the Articles of Agreement).

●

The salaries, emoluments and expenses which the Bank pays to its Directors, Alternate Directors, President, Vice-President(s) and other officers and employees of the Bank are exempt from taxation, save to the extent that a member has explicitly reserved its right to tax such payments to its nationals or citizens.

Membership, Capital Structure and Reserves

Membership

Membership in AIIB is open to members of the International Bank for Reconstruction and Development (“IBRD” or the “World Bank”) or the Asian Development Bank (“ADB”). In the case of an applicant that is not a sovereign or not responsible for the conduct of its international relations (e.g., a political subdivision such as a semi-autonomous territory), application for membership in the Bank must be presented or agreed by the member of the Bank responsible for its international relations.

In October 2014, 22 countries signed a memorandum of understanding to establish the Bank. By the end of March 2015, 57 countries committed to being part of the process to design and establish the Bank. Negotiations on the Articles of Agreement concluded on May 22, 2015 and by the end of 2015, 57 prospective members signed the Articles of Agreement. Signatories to the Articles of Agreement were required to ratify, accept or approve the Articles of Agreement no later than December 31, 2016, or such later date as determined by the Board of Governors by an affirmative vote of a majority of the total number of Governors, representing not less than a majority of the total voting power of AIIB’s members (a “Special Majority Vote”). For those signatories that did not ratify, accept or approve the Articles of Agreement by December 31, 2016, the deadline for such ratification, acceptance or approval was extended; the current deadline is December 31, 2022.

Members of IBRD or ADB which were not signatories to the Articles of Agreement may be admitted by a Special Majority Vote of the Board of Governors. In respect of membership for non-signatories to the Articles of Agreement, the Bank has established procedures for membership. These procedures include initial informal discussions with the Corporate Secretariat of the Bank followed by a firm written expression of interest in membership addressed to the Corporate Secretary and signed by an applicant’s duly authorized person with the rank of minister or above. If the applicant receives an informal consensus for admission from the Board of Directors, the Bank would then determine the indicative terms and conditions of membership of the applicant consistent with the Articles of Agreement. At this point, a formal application would then be made by the applicant, which would be signed by the applicant’s competent authority, such as Head of Government, Head of State or Foreign Minister. Upon receipt of the membership application, the terms and conditions of membership (including the maximum number of shares of the Bank to which the applicant may subscribe) would be recommended by the Board of Directors to the Board of Governors for its approval. Following approval by a Special Majority Vote of the Board of Governors, the applicant would prepare the necessary domestic authorization and legislation to become a member, and take other steps required for membership, including making payment of a first installment for subscribed paid-in shares, appointing a Governor and Alternate Governor and assigning votes to a Director.

There are 57 signatories to the Articles of Agreement, two of which, as of March 31, 2021, had not yet ratified, approved or accepted the Articles of Agreement. Consequently, as of March 31, 2021, the Bank had 55 founding members.

As of March 31, 2021, the Bank had 86 members (46 regional and 40 non-regional). See “Table 1: Membership and Capital Allocation” below.

As of March 31, 2021, the Bank also had 17 prospective members (four regional and 13 non-regional). Prospective members denote those jurisdictions whose membership applications have already been approved by the Board of Governors, but that have not become members yet. As of March 31, 2021, the Bank’s prospective regional members were: Armenia, Kuwait, Lebanon and Papua New Guinea. As of March 31, 2021, the Bank’s prospective non-regional members were: Bolivia, Chile, Croatia, Djibouti, Kenya, Libya, Morocco, Peru, Senegal, South Africa, Togo, Tunisia and Venezuela. For prospective members not listed in Schedule A to the Articles of Agreement, which means all prospective members other than Kuwait and South Africa, the deadline for accession is December 31, 2021.

If a member fails to fulfill any of its obligations to the Bank, the Board of Governors may suspend such member by an affirmative vote of two-thirds of the total number of Governors, representing not less than three-fourths of the total voting power of AIIB’s members (a “Super Majority Vote”). A suspended member automatically ceases to be a member one year from the date of its suspension, unless the Board of Governors decides by a Super Majority Vote to restore the member to good standing. Other than the right of withdrawal, a suspended member is not allowed to exercise any rights under the Articles of Agreement, but remains subject to all obligations under the Articles of Agreement.

Capital Structure

The authorized capital of the Bank consists of US$100,000,000,000 divided into paid-in shares having an aggregate par value of US$20,000,000,000 and callable shares having an aggregate par value of US$80,000,000,000. As of December 31, 2020, the members had subscribed an aggregate of US$96,748,900,000 of the Bank’s share capital, of which US$19,349,800,000 was paid-in and US$77,399,100,000 was callable.

Payment of subscribed, paid-in capital is due in five installments, except for members designated as less developed countries, which may pay in up to ten installments. As of December 31, 2020, US$18,905,528,981 had been received from members, all in convertible currency, US$151,270,922 was due but not yet received and US$293,000,097 was not yet due. Capital subscriptions may be paid in United States dollars or in other convertible currency. However, to the extent that a member is a less developed country, the member may pay a portion of up to 50% of each installment in the currency of the member, with the Bank having discretion as to what amount is equivalent to the full value in terms of U.S. dollars and the member maintaining the value of all such currency held by the Bank should the member’s currency depreciate in the Bank’s opinion.

The authorized capital stock of the Bank may be increased only by a Super Majority Vote.

Total voting power of each member consists of the sum of its basic votes, share votes and, in the case of a founding member, its founding member votes. A member’s basic votes equal 12% of the aggregate sum of basic votes, share votes and founding member votes of all the members, divided by the number of members. Share votes consist of the number of shares of the capital stock of the Bank subscribed to by that member. All rights, including voting rights, acquired in respect of paid-in and associated callable shares for which payments are due but have not been received are suspended until full payment is received by the Bank. Each founding member is allocated 600 founding member votes.

Table 1: Membership and Capital Allocation(1)

Member	Year of Accession	Total Subscriptions		Voting Power		Basic Votes	Total Votes	Percent of Total
		Amount (million US$)	Percent of Total	Share Votes	Founding Member Votes
Regional
Afghanistan	2017	86.6	0.0895%	520	—	1,575	2,095	0.1856%
Australia	2015	3,691.2	3.8148%	36,912	600	1,575	39,087	3.4624%
Azerbaijan	2016	254.1	0.2626%	2,541	600	1,575	4,716	0.4178%
Bahrain	2018	103.6	0.1071%	1,036	—	1,575	2,611	0.2313%
Bangladesh	2016	660.5	0.6826%	6,605	600	1,575	8,780	0.7777%
Brunei Darussalam	2015	52.4	0.0542%	524	600	1,575	2,699	0.2391%
Cambodia	2016	62.3	0.0644%	623	600	1,575	2,798	0.2479%
China	2015	29,780.4	30.7776%	297,804	600	1,575	299,979	26.5726%
Cook Islands	2020	0.5	0.0005%	5	—	1,575	1,580	0.1400%
Cyprus	2018	20.0	0.0207%	200	—	1,575	1,775	0.1572%
Fiji	2017	12.5	0.0129%	125	—	1,575	1,700	0.1506%
Georgia	2015	53.9	0.0557%	539	600	1,575	2,714	0.2404%
Hong Kong, China	2017	765.1	0.7907%	7,651	—	1,575	9,226	0.8173%
India	2016	8,367.3	8.6475%	83,673	600	1,575	85,848	7.6046%
Indonesia	2016	3,360.7	3.4732%	33,607	600	1,575	35,782	3.1696%
Iran	2017	1,580.8	1.6337%	9,485	600	1,575	11,660	1.0329%
Israel	2016	749.9	0.7750%	7,499	600	1,575	9,674	0.8569%
Jordan	2015	119.2	0.1232%	1,192	600	1,575	3,367	0.2983%
Kazakhstan	2016	729.3	0.7537%	7,293	600	1,575	9,468	0.8387%
Korea	2015	3,738.7	3.8639%	37,387	600	1,575	39,562	3.5045%
Kyrgyz Republic	2016	26.8	0.0277%	214	600	1,575	2,389	0.2116%
Lao PDR	2016	43.0	0.0444%	430	600	1,575	2,605	0.2308%
Malaysia	2017	109.5	0.1132%	1,095	600	1,575	3,270	0.2897%
Maldives	2016	7.2	0.0074%	72	600	1,575	2,247	0.1990%
Mongolia	2015	41.1	0.0425%	411	600	1,575	2,586	0.2291%
Myanmar	2015	264.5	0.2734%	2,645	600	1,575	4,820	0.4270%
Nepal	2016	80.9	0.0836%	809	600	1,575	2,984	0.2643%
New Zealand	2015	461.5	0.4770%	4,615	600	1,575	6,790	0.6015%
Oman	2016	259.2	0.2679%	2,592	600	1,575	4,767	0.4223%
Pakistan	2015	1,034.1	1.0687%	10,341	600	1,575	12,516	1.1087%
Philippines	2016	979.1	1.0119%	9,791	600	1,575	11,966	1.0600%
Qatar	2016	604.4	0.6246%	6,044	600	1,575	8,219	0.7281%
Russia	2015	6,536.2	6.7551%	65,362	600	1,575	67,537	5.9825%
Samoa	2018	2.1	0.0022%	21	—	1,575	1,596	0.1414%
Saudi Arabia	2016	2,544.6	2.6298%	25,446	600	1,575	27,621	2.4467%
Singapore	2015	250.0	0.2584%	2,500	600	1,575	4,675	0.4141%
Sri Lanka	2016	269.0	0.2780%	2,690	600	1,575	4,865	0.4309%
Tajikistan	2016	30.9	0.0319%	278	600	1,575	2,453	0.2173%
Thailand	2016	1,427.5	1.4753%	14,275	600	1,575	16,450	1.4572%
Timor-Leste	2017	16.0	0.0165%	160	—	1,575	1,735	0.1537%
Tonga	2021	1.2	0.0012%	12	—	1,575	1,587	0.1406%
Turkey	2016	2,609.9	2.6973%	26,099	600	1,575	28,274	2.5046%
United Arab Emirates	2016	1,185.7	1.2254%	11,857	600	1,575	14,032	1.2430%
Uzbekistan	2016	219.8	0.2272%	2,198	600	1,575	4,373	0.3874%
Vanuatu	2018	0.5	0.0005%	5	—	1,575	1,580	0.1400%
Vietnam	2016	663.3	0.6855%	6,633	600	1,575	8,808	0.7802%

Total Regional		73,857.0	76.3300%	731,816	21,600	72,450	825,866	73.1565%

Non-Regional
Algeria	2019	5.0	0.0052%	50	—	1,575	1,625	0.1439%
Argentina	2021	5.0	0.0052%	50	—	1,575	1,625	0.1439%
Austria	2015	500.8	0.5176%	5,008	600	1,575	7,183	0.6363%

Member	Year of Accession	Total Subscriptions		Voting Power		Basic Votes	Total Votes	Percent of Total
		Amount (million US$)	Percent of Total	Share Votes	Founding Member Votes
Belarus	2019	64.1	0.0662%	641	—	1,575	2,216	0.1963%
Belgium	2019	284.6	0.2941%	2,846	—	1,575	4,421	0.3916%
Benin	2020	5.0	0.0052%	50	—	1,575	1,625	0.1439%
Brazil	2020	5.0	0.0052%	—	600	1,575	2,175	0.1927%
Canada	2018	995.4	1.0287%	9,954	—	1,575	11,529	1.0213%
Côte d’Ivoire	2020	5.0	0.0052%	40	—	1,575	1,615	0.1431%
Denmark	2016	369.5	0.3819%	3,695	600	1,575	5,870	0.5200%
Ecuador	2019	5.0	0.0052%	50	—	1,575	1,625	0.1439%
Egypt	2016	650.5	0.6723%	6,505	600	1,575	8,680	0.7689%
Ethiopia	2017	45.8	0.0473%	366	—	1,575	1,941	0.1719%
Finland	2016	310.3	0.3207%	3,103	600	1,575	5,278	0.4675%
France	2016	3,375.6	3.4886%	33,756	600	1,575	35,931	3.1828%
Germany	2015	4,484.2	4.6343%	44,842	600	1,575	47,017	4.1648%
Ghana	2020	5.0	0.0052%	40	—	1,575	1,615	0.1431%
Greece	2019	10.0	0.0103%	100	—	1,575	1,675	0.1484%
Guinea	2019	5.0	0.0052%	50	—	1,575	1,625	0.1439%
Hungary	2017	100.0	0.1033%	1,000	—	1,575	2,575	0.2281%
Iceland	2016	17.6	0.0182%	176	600	1,575	2,351	0.2083%
Ireland	2017	131.3	0.1357%	1,313	—	1,575	2,888	0.2558%
Italy	2016	2,571.8	2.6579%	25,718	600	1,575	27,893	2.4708%
Liberia	2021	5.0	0.0052%	50	—	1,575	1,625	0.1439%
Luxembourg	2015	69.7	0.0720%	697	600	1,575	2,872	0.2544%
Madagascar	2018	5.0	0.0052%	50	—	1,575	1,625	0.1439%
Malta	2016	13.6	0.0141%	136	600	1,575	2,311	0.2047%
Netherlands	2015	1,031.3	1.0658%	10,313	600	1,575	12,488	1.1062%
Norway	2015	550.6	0.5690%	5,506	600	1,575	7,681	0.6804%
Poland	2016	831.8	0.8597%	8,318	600	1,575	10,493	0.9295%
Portugal	2017	65.0	0.0672%	650	600	1,575	2,825	0.2502%
Romania	2018	153.0	0.1581%	1,530	—	1,575	3,105	0.2750%
Rwanda	2020	5.0	0.0052%	50	—	1,575	1,625	0.1439%
Serbia	2019	5.0	0.0052%	50	—	1,575	1,625	0.1439%
Spain	2017	1,761.5	1.8205%	17,615	600	1,575	19,790	1.7530%
Sudan	2018	59.0	0.0610%	358	—	1,575	1,933	0.1712%
Sweden	2016	630.0	0.6511%	6,300	600	1,575	8,475	0.7507%
Switzerland	2016	706.4	0.7301%	7,064	600	1,575	9,239	0.8184%
United Kingdom	2015	3,054.7	3.1570%	30,547	600	1,575	32,722	2.8986%
Uruguay	2020	5.0	0.0052%	50	—	1,575	1,625	0.1439%

Total Non-Regional		22,903.1	23.6700%	228,637	11,400	63,000	303,037	26.8435%

Grand Total		96,760.1	100.0000%	960,453	33,000	135,450	1,128,903	100.0000%

Note:

(1)	Subscription and voting figures are as of March 31, 2021.

As shown in the table above, China holds the largest percentage of voting power, with 26.5726% of the total as of March 31, 2021. Because Super Majority Votes require in part the affirmative vote of Governors representing not less than three-fourths of the total voting power of AIIB’s members, any member with over 25% of AIIB’s total voting power could effectively prevent actions requiring a Super Majority Vote from occurring. See “Governance and Administration–Board of Governors” for further information on the types of measures that require a Super Majority Vote.

Withdrawal and Suspension

Pursuant to Article 37 of the Articles of Agreement, any member may withdraw from the Bank at any time by delivering a notice to the Bank, and such withdrawal will become effective (and the withdrawing member’s membership will cease) on the date specified in the notice but no sooner than six months after the date that notice is received by the Bank. At any time before the withdrawal becomes effective, the member may cancel its notice of intention to withdraw. A withdrawing member remains liable for all direct and contingent obligations to the Bank to which it was subject as of the date of delivery of the withdrawal notice. At the time membership ceases, the Bank shall arrange for the repurchase of the withdrawing member’s shares by the Bank as a part of the settlement of accounts with such member.

Pursuant to Article 38 of the Articles of Agreement, if a member fails to fulfill any of its obligations to the Bank, the Board of Governors may suspend such member by a Super Majority Vote. See “Governance and Administration–Board of Governors.” A suspended member shall automatically cease to be a member one year from the date of its suspension, unless the Board of Governors decides by a Super Majority Vote to restore the member to good standing. While under suspension, a member shall not be entitled to exercise any rights under the Articles of Agreement, except the right of withdrawal, but shall remain subject to all its obligations.

Reserves

Pursuant to Article 18(1) of the Articles of Agreement, the Board of Governors shall determine at least annually what part of the net income of AIIB shall be allocated, after making provision for reserves, to retained earnings or other purposes and what part, if any, shall be distributed to the members.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth AIIB’s capitalization and indebtedness as of December 31, 2020 and does not give effect to any transaction since December 31, 2020. Since December 31, 2020 and through March 31, 2021, there have been no material changes to the capitalization and indebtedness of the Bank, except for the issuance by the Bank of (i) US$3,000 million principal amount of 0.500% notes due 2026 on January 27, 2021 and (ii) an aggregate amount of US$478.7 million equivalent of fixed rate notes under AIIB’s Global Medium Term Note Programme.

As of December 31, 2020
(in thousands of US$)
Borrowings	11,595,193
Members’ equity
Paid-in capital	19,349,800
Reserve for accretion of paid-in capital receivables	(8,198)
Reserves for unrealized loss on fair-valued borrowings arising from changes in own credit risk	(23,703)
Retained earnings	825,858

Total members’ equity	20,143,757

SELECTED FINANCIAL INFORMATION

The financial information included herein as of and for the years ended December 31, 2020, December 31, 2019, December 31, 2018 and December 31, 2017 is derived from AIIB’s audited financial statements for the year ended December 31, 2020, including the notes thereto (the “2020 Audited Financial Statements”), which were audited by AIIB’s independent auditor PricewaterhouseCoopers and are included in Exhibit 2 of this annual report on Form 18-K, AIIB’s audited financial statements for the year ended December 31, 2019, including the notes thereto (the “2019 Audited Financial Statements”), which were also audited by PricewaterhouseCoopers and were included in Exhibit 2 of AIIB’s annual report on Form 18-K for the fiscal year ended December 31, 2019, and AIIB’s audited financial statements for the years ended December 31, 2018 and December 31, 2017, including the notes thereto (the “2018 Audited Financial Statements” and the “2017 Audited Financial Statements,” respectively, and together with the 2020 Audited Financial Statements and the 2019 Audited Financial Statements, the “Financial Statements”), which were also audited by PricewaterhouseCoopers and were included in Exhibit 2 and Exhibit 2-A, respectively, of AIIB’s annual report on Form 18-K for the fiscal year ended December 31, 2018. The Financial Statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The 2020 Audited Financial Statements, the 2019 Audited Financial Statements, the 2018 Audited Financial Statements and the 2017 Audited Financial Statements present fairly, in all material respects, the financial position of the Bank as of December 31, 2020, December 31, 2019, December 31, 2018 and December 31, 2017, respectively, and its results of operations and its cash flows for the years ended December 31, 2020, December 31, 2019, December 31, 2018 and December 31, 2017, respectively, in accordance with IFRS. At its meeting held on March 23-25, 2021, the Board of Directors recommended to the Board of Governors that it approve the 2020 Audited Financial Statements pursuant to its authority under Article 23 of the Articles of Agreement. The 2020 Audited Financial Statements have been submitted for approval to the Board of Governors.

The selected financial information should be read in conjunction with the Financial Statements and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this annual report on Form 18-K.

	Year ended December 31,

	2020	2019	2018	2017

	(in thousands of US$)
Selected Profit and Loss Information
Interest income	343,148	435,550	250,761	124,193
Interest expense	(92,186)	(35,156)	—	—

Net interest income	250,962	400,394	250,761	124,193
Net fee and commission income/(expense)	14,775	11,911	12,654	(866)
Net gain on financial instruments measured at fair value through profit or loss	139,478	78,642	56,622	53,783
Net loss on financial instruments measured at amortized cost	(17,738)	—	—	—
Share of loss on investment in associate	(441)	—	—	—
Impairment provision	(93,438)	(21,677)	(39,608)	(9,088)
General and administrative expenses	(162,789)	(125,695)	(84,737)	(56,098)
Net foreign exchange gain/(loss)	36,890	(315)	44	(58)

Operating profit for the year	167,699	343,260	195,736	111,866
Accretion of paid-in capital receivables	7,556	57,617	103,780	140,442

Net profit for the period	175,255	400,877	299,516	252,308
Other comprehensive income
- Items will not be reclassified to profit or loss Unrealized gain on fair-valued borrowings arising from changes in own credit risk	(23,703)	—	—	—

Total comprehensive income	151,552	400,877	299,516	252,308

	As of December 31,

	2020	2019	2018	2017

	(in thousands of US$)
Selected Balance Sheet Information
Total assets	32,081,580	22,631,644	19,562,269	18,972,606
Total liabilities	11,937,823	2,645,473	49,851	13,587
Total members’ equity	20,143,757	19,986,171	19,512,418	18,959,019

Total liabilities and members’ equity	32,081,580	22,631,644	19,562,269	18,972,606

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the “2020 Audited Financial Statements” in Exhibit 2 of this annual report on Form 18-K.

Overview

AIIB is an MDB with a mandate to (i) foster sustainable economic development, create wealth and improve infrastructure connectivity in Asia by investing in infrastructure and other productive sectors and (ii) promote regional cooperation and partnership in addressing development challenges by working in close collaboration with other multilateral and bilateral development institutions. The Bank commenced operations on January 16, 2016 to help its members meet a substantial financing gap between the demand for infrastructure in Asia and available financial resources. The Bank aims to work with public and private sector partners to channel its own public resources, together with private and institutional funds, into sustainable infrastructure investment. The Bank maintains its principal office in Beijing, China.

The Bank’s mission is “Financing Infrastructure for Tomorrow,” which reflects AIIB’s commitment to sustainability, be it financial, economic, social or environmental in nature. The Bank has identified the following thematic priorities:

●

Green Infrastructure: Prioritizing green infrastructure and supporting its members to meet their environmental and development goals by financing projects that deliver local environmental improvements and investments dedicated to climate action;

●

Connectivity and Regional Cooperation: Prioritizing projects that facilitate better domestic and cross-border infrastructure connectivity within Asia and between Asia and the rest of the world, and supporting projects that complement cross-border infrastructure connectivity by generating direct measurable benefits in enhancing regional trade, investment and digital and financial integration across Asian economies and beyond;

●

Technology-enabled Infrastructure: Supporting projects where the application of technology delivers better value, quality, productivity, efficiency, resilience, sustainability, inclusion, transparency or better governance along the full project life cycle; and

●	Private Capital Mobilization: Supporting projects that directly or indirectly mobilize private financing into sectors within the Bank’s mandate.

Impact of the COVID-19 Pandemic on the Bank’s Activities and Results of Operations

The Bank currently remains fully operational and continues to conduct its activities in the normal course of business. As a precautionary measure, the Bank has put in place procedures to prevent any potential disruptions to its governance and project approval schedule. The Bank has adopted prudent measures to ensure the health and safety of its employees, including imposing travel restrictions and remote working arrangements when appropriate and rescheduling public events or holding them in virtual format until a normalized situation resumes, and it continues to monitor the situation closely.

While the severity and duration of the COVID-19 pandemic is difficult to predict, it has had and likely will continue to have a material adverse effect on the Bank’s results of operations.

The Bank’s financial performance is highly dependent on its ability to generate income from its liquidity and loan investment portfolios. See “–Income Statement.”

As a result of lower interest rates, due in part to governments and central banks around the world responding to the decline in global economic demand caused by the COVID-19 pandemic, the Bank has experienced downward pressure on income earned from both its liquidity and loan investment portfolios and expects to continue experiencing such downward pressure in the coming quarters.

Due to the COVID-19 pandemic, in the year ended December 31, 2020, the fair value of the Bank’s investments in money market funds and portfolios of high credit quality securities managed by external asset managers experienced volatility, and such volatility is expected to continue in the coming quarters. Furthermore, the COVID-19 pandemic has had and is expected to continue to have an adverse effect on the credit position of the Bank’s loan portfolio, which is highly dependent on credit conditions in the member jurisdictions where the Bank’s largest sovereign-backed and non-sovereign-backed borrowers are located. As a result, the Bank has recognized higher levels of expected credit loss (“ECL”), which in turn has caused an increase in impairment provisions in the year ended December 31, 2020 compared to the year ended December 31, 2019 and may cause further increases in impairments as the COVID-19 pandemic continues. See “–Income Statement–Impairment Provision.”

In addition, while the Bank has experienced and may continue to experience demand for financings under the Bank’s COVID-19 Crisis Recovery Facility (the “CRF”) (see “Operations of AIIB–AIIB Response to the COVID-19 Pandemic”), which are generally disbursing more rapidly than disbursements for AIIB’s other financings, certain of the Bank’s existing investment projects may be delayed or curtailed as clients evaluate the impact of the COVID-19 pandemic or may be implemented at a pace that is slower than expected. In addition, the Bank may experience a temporary decline in demand for non-sovereign-backed financings, and consequently a weaker investment pipeline, should project sponsors and beneficiaries postpone infrastructure investments. A slowdown in project implementation or a protracted decline in demand for investment financings may lead to lower disbursement rates, which may negatively affect AIIB’s ability to generate income on investment financings.

Lastly, AIIB may raise additional debt financing in various markets. All net proceeds from AIIB’s offerings of debt are added to AIIB’s ordinary resources, which will be used to fund AIIB’s financings, including, but not limited to, those under the CRF. All borrowings will be subject to limits set by AIIB’s Board of Directors. In accordance with existing limits set by AIIB’s Board of Directors AIIB may incur in the year ending December 31, 2021: (i) borrowings with a final maturity of one year or more in an aggregate amount of up to US$10 billion equivalent, which amount may be supplemented by any early redemptions, repurchases or prepaid outstanding obligations by AIIB and (ii) short-term borrowings, with a maturity of less than one year, of up to US$1 billion equivalent outstanding at any time. Any increases in these authorized amounts are subject to approval by the Board of Directors of AIIB.

Critical Accounting Policies

AIIB’s financial statements are prepared in accordance with IFRS. The financial year of the Bank begins on January 1 and ends on December 31 of each year.

The Bank has adopted all of the IFRS standards and interpretations effective for annual periods beginning with the financial year commencing on January 16, 2016, the date the Bank commenced operations. AIIB’s financial statements are prepared under the historical cost convention, except for those financial assets and liabilities measured at fair value. The financial statements are prepared on a going concern basis. AIIB’s functional and presentation currency is the U.S. dollar.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgement in its process of applying the Bank’s policies. The areas involving a higher degree of judgement or complexity or areas where judgements or estimates are significant to the 2020 Audited Financial Statements are disclosed therein under Note B.

Internal Control over Financial Reporting

The management of the Bank is responsible for establishing, implementing and maintaining effective internal control over financial reporting for financial presentation and measurement in conformity with IFRS. The Bank’s control over financial reporting is reviewed by the Audit and Risk Committee of the Board of Directors, and is designed to provide reasonable assurance with respect to the preparation of financial statements. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. In addition, the effectiveness of an internal controls system can change with circumstances, such as changes in business and operating environment, including the increased relevance of technology and considerations on outsourcing of functions, systems and platforms.

The management of the Bank assessed the effectiveness of the Bank’s internal controls over financial reporting as of December 31, 2020, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Bank’s management asserts that, as of December 31, 2020, the Bank maintained effective internal controls over its financial reporting as set out in the 2020 Audited Financial Statements.

PricewaterhouseCoopers was engaged to perform a reasonable assurance engagement on the assessment by the Bank’s management that the Bank maintained effective internal controls over financial reporting as of December 31, 2020, as stated in its report included in Exhibit 2 of this annual report on Form 18-K.

Income Statement

Interest Income

Interest income mainly consists of (i) interest earned on cash, cash equivalents and deposits (primarily, term deposits and certificates of deposit), (ii) interest earned on loan investments, including the amortization of front-end fees and other costs related to loan origination and (iii) interest earned on bond investments.

Years Ended December 31, 2020 and 2019. AIIB’s total interest income decreased to US$343.1 million for the year ended December 31, 2020 from US$435.6 million for the year ended December 31, 2019, mainly as a result of a decrease in interest income earned on cash, cash equivalents and deposits that was only partially offset by an increase in interest income on loan investments and bond investments. Interest income from cash, cash equivalents and deposits decreased to US$219.8 million for the year ended December 31, 2020 from US$358.1 million for the year ended December 31, 2019, mainly due to a lower interest rate environment. Interest income from loan investments increased to US$102.9 million for the year ended December 31, 2020 from US$73.0 million for the year ended December 31, 2019, mainly due to an increase in AIIB’s loan volume. Interest income from bond investments increased to US$20.4 million for the year ended December 31, 2020 from US$4.5 million for the year ended December 31, 2019, mainly due to the full deployment of a fixed income portfolio comprising primarily Asian infrastructure-related bonds.

Interest Expense

Years Ended December 31, 2020 and 2019. AIIB’s interest expense increased to US$92.2 million for the year ended December 31, 2020 from US$35.2 million for the year ended December 31, 2019 as a result of an increase in outstanding bond issuances. In May 2019, AIIB issued US$2,500 million principal amount of 2.25% notes due 2024. During the year ended December 31, 2020, AIIB issued (i) US$3,000 million principal amount of 0.50% notes due 2025 on May 28, 2020, (ii) CNY3,000 million principal amount of 2.40% notes due 2023 on June 15, 2020, (iii) US$3,000 million principal amount of 0.25% notes due 2023 on September 29, 2020 and (iv) a total of US$2,380.0 million equivalent of fixed rate notes under AIIB’s Global Medium Term Note Programme.

Net Interest Income

Net interest income is interest income less interest expense.

Years Ended December 31, 2020 and 2019. Mainly for the reasons set forth above, AIIB’s net interest income decreased to US$251.0 million for the year ended December 31, 2020 from US$400.4 million for the year ended December 31, 2019.

Net Fee and Commission Income

Net fee and commission income mainly consists of loan commitment and service fees charged to borrowers less co-financing service fees paid in respect of co-financing arrangements. See “Asian Infrastructure Investment Bank–Relationship with Other International Financial Institutions.”

Years Ended December 31, 2020 and 2019. AIIB’s net fee and commission income increased to US$14.8 million for the year ended December 31, 2020 from US$11.9 million for the year ended December 31, 2019, mainly as a result of an increase in loan commitment and service fees resulting from higher loan volumes. Loan commitment and service fees increased to US$16.1 million for the year ended December 31, 2020 from US$13.0 million for the year ended December 31, 2019. This increase was partially offset by an increase in co-financing service fees to US$3.0 million for the year ended December 31, 2020 from US$1.2 million for the year ended December 31, 2019, mainly due to an increase in AIIB’s volume of co-financings.

Net Gain on Financial Instruments Measured at Fair Value through Profit or Loss

Net gain on financial instruments measured at fair value through profit or loss mainly reflects the change in fair value of AIIB’s investments in (i) money market funds and (ii) portfolios of high credit quality securities managed by external asset managers engaged by AIIB, as well as changes in the fair value of AIIB’s own borrowings and derivatives.

Years Ended December 31, 2020 and 2019. AIIB’s net gain on financial instruments measured at fair value through profit or loss increased to US$139.5 million for the year ended December 31, 2020 from US$78.6 million for the year ended December 31, 2019 mainly due to the fair value gain on AIIB’s portfolios of high credit quality securities managed by external asset managers engaged by AIIB, as well as fair value gains on AIIB’s borrowings and derivatives entered into to hedge those borrowings, offset in part by the decrease in fair value gain on AIIB’s investments in money market funds.

Net Loss on Financial Instruments Measured at Amortized Cost

Net loss on financial instruments measured at amortized cost reflects the change in amortized cost of the Bank’s investments in a fixed income portfolio which comprises primarily Asian infrastructure-related bonds.

Years Ended December 31, 2020 and 2019. AIIB’s net loss on financial instruments measured at amortized cost increased to US$17.7 million for the year ended December 31, 2020 from nil for the year ended December 31, 2019 mainly as a result of the disposal of certain bonds in the portfolio.

Impairment Provision

AIIB uses an ECL model to estimate credit losses on financial assets, such as loan disbursements or bond investments, and on other instruments, such as undrawn loan commitments. AIIB recognizes an ECL allowance at each reporting date and recognizes as an impairment loss or the reversal of an impairment loss (i.e., an impairment provision) the change in ECL allowance between such reporting date and the previous reporting date. See “Operations of AIIB–Quality of Loan Portfolio,” “Risk Management–Risk Types–Financing Credit Risk” and Notes B.3.3.5, B4.1 and D3 to the 2020 Audited Financial Statements for further discussion on the Bank’s credit quality analysis.

Years Ended December 31, 2020 and 2019. AIIB’s impairment provision increased to US$93.4 million for the year ended December 31, 2020 from US$21.7 million for the year ended December 31, 2019. This US$71.8 million increase was mainly due to an increase in the ECL allowance relating to the Bank’s portfolio of loan investments and loan commitments. This increase, in turn, resulted mainly from an increase in the volume of the Bank’s loan commitments and disbursements as well as downgrades in the internal ratings of certain loans in the year ended December 31, 2020. These downgrades were the result of worsening credit conditions, due in large part to the COVID-19 pandemic, in the member jurisdictions where the Bank’s sovereign-backed and non-sovereign-backed borrowers are located. See “Operations of AIIB–Quality of Loan Portfolio.”

General and Administrative Expenses

General and administrative expenses mainly consist of (i) staff costs, such as short-term employee benefits, including salaries, location premiums and medical and life insurance, and costs related to AIIB’s defined contribution (i.e., retirement) plans, (ii) professional service expenses, (iii) facilities and administration expenses, (iv) IT services, (v) issuance cost in respect of borrowings, (vi) travel expenses and (vii) other expenses.

Years Ended December 31, 2020 and 2019. AIIB’s general and administrative expenses increased to US$162.8 million for the year ended December 31, 2020 from US$125.7 million for the year ended December 31, 2019 mainly due to (i) an increase in staff costs to US$77.2 million for the year ended December 31, 2020 from US$56.2 million for the year ended December 31, 2019, (ii) an increase in professional service expenses to US$29.7 million for the year ended December 31, 2020 from US$22.0 million for the year ended December 31, 2019, (iii) an increase in facilities and administration expenses to US$18.3 million for the year ended December 31, 2020 from US$10.9 million for the year ended December 31, 2019, (iv) an increase in expenses on IT services to US$18.1 million for the year ended December 31, 2020 from US$14.9 million for the year ended December 31, 2019, and (v) an increase in the issuance cost for borrowings to US$8.7 million for the year ended December 31, 2020 from US$3.1 million for the year ended December 31, 2019. Such increases were mainly the result of the continuing ramp-up of AIIB’s organizational activities, including its operations and borrowing activities, and were partially offset by a decrease in travel expenses to US$3.3 million for the year ended December 31, 2020 from US$11.0 million for the year ended December 31, 2019, mainly as a result of reduced travel in light of the COVID-19 pandemic.

Net Foreign Exchange Gain or Loss

Net foreign exchange gain or loss reflects the change in value, due to movements in currency exchange rates, of financial instruments held by the Bank that are measured at amortized cost. For financial instruments held by the Bank measured at fair value through profit or loss, the change in value due to movements in currency exchange rates is reported as part of their overall change in fair value through profit or loss (see under “–Income Statement–Net Gain on Financial Instruments Measured at Fair Value through Profit or Loss”).

Years Ended December 31, 2020 and 2019. AIIB had a net foreign exchange gain of US$36.9 million for the year ended December 31, 2020, compared to a net foreign exchange loss of US$0.3 million for the year ended December 31, 2019. The net foreign exchange gain in 2020 was mainly due to the appreciation of the Chinese yuan against the U.S. dollar and the impact such appreciation had on the U.S. dollar value of the Bank’s portfolio of Chinese yuan-denominated loans and deposits. Such net foreign exchange gain was largely offset, however, by foreign exchange losses on financial instruments held by the Bank measured at fair value through profit or loss, namely, certain borrowings in Chinese yuan and associated swaps. Therefore, on a net basis, the effect of such net foreign exchange gain was negligible during the period presented, reflecting the Bank’s risk management policy of minimizing foreign currency exposures and their impact on profit or loss.

Operating Profit

Years Ended December 31, 2020 and 2019. Mainly for the reasons set forth above, AIIB’s operating profit decreased to US$167.7 million for the year ended December 31, 2020 from US$343.3 million for the year ended December 31, 2019.

Accretion of Paid-in Capital Receivables

Paid-in capital receivables represent amounts due from the Bank’s members in respect of paid-in capital. See “Asian Infrastructure Investment Bank–Membership, Capital Structure and Reserves–Capital Structure.” These amounts are initially recognized at fair value, which reflects the discounted present value of future paid-in capital inflows, and subsequently measured at amortized cost. The difference between amortized cost and fair value is accounted for as a reserve under members’ equity and is accreted through the income statement using the effective interest method.

Years Ended December 31, 2020 and 2019. AIIB’s accretion of paid-in capital receivables decreased to US$7.6 million for the year ended December 31, 2020 from US$57.6 million for the year ended December 31, 2019. This decrease was mainly due to lower balances in paid-in capital receivables as of January 1, 2020 compared to January 1, 2019.

Other Comprehensive Income

For financial liabilities that are designated at fair value through profit or loss, fair value changes attributable to changes in AIIB’s own credit risk are recognized in other comprehensive income.

Years Ended December 31, 2020 and 2019. AIIB’s unrealized loss on the Bank’s borrowings arising from changes in AIIB’s own credit risk increased to US$23.7 million for the year ended December 31, 2020 from nil for the year ended December 31, 2019 as a result of the tightening of the Bank’s overall credit spread against the relevant benchmark discount curves due to an increase in AIIB’s bond issuances and recent volatility in the financial markets.

Total comprehensive income

Years Ended December 31, 2020 and 2019. Mainly for the reasons set forth above, AIIB’s total comprehensive income decreased to US$151.6 million for the year ended December 31, 2020 from US$400.9 million for the year ended December 31, 2019.

Balance Sheet

Assets

Total assets mainly consist of (i) term deposits and certificates of deposit with initial maturities of more than three months, (ii) loan investments at amortized cost, (iii) investments at fair value through profit or loss, (iv) cash and cash equivalents, (v) bond investments at amortized cost, (vi) paid-in capital receivables and (vii) derivatives entered into to manage interest rate and currency risks.

Investments at fair value through profit and loss mainly consist of (i) the Bank’s investments in portfolios of high credit quality securities managed by external asset managers engaged by AIIB and (ii) short-term high credit quality certificates of deposit which are actively managed as part of the Bank’s treasury portfolio and measured at fair value through profit or loss. Cash and cash equivalents consist of (i) term deposits and certificates of deposit with initial maturities of three months or less, (ii) demand deposits and (iii) money market funds.

Assets of the Bank include high-quality liquid assets, which are defined as cash or assets that can be converted into cash at little or no loss in value. See “Risk Management–Risk Types–Liquidity Risks” for further discussion on the Bank’s liquidity.

As of December 31, 2020 and 2019. As of December 31, 2020, AIIB’s total assets were US$32,081.6 million, compared to total assets of US$22,631.6 million as of December 31, 2019. This increase resulted mainly from (i) an increase of US$6,003.0 million in loan investments at amortized cost, (ii) an increase of US$2,555.9 million in investments at fair value through profit or loss, (iii) an increase of US$1,343.4 million in term deposits and certificates of deposit with an initial maturity of more than three months and (iv) an increase of US$221.9 million in derivatives entered into to manage interest rate and currency risks. Such increases were partially offset mainly by a decrease of US$411.3 million in cash and cash equivalents and a decrease of US$312.2 million in paid-in capital receivables (reflecting the continuing payment of members’ paid-in capital contributions).

Liabilities

Total liabilities mainly consist of (i) borrowings, (ii) derivative liabilities, (iii) cash collateral payable and (iv) provisions resulting from the ECL on loan commitments.

As of December 31, 2020 and 2019. As of December 31, 2020, AIIB’s total liabilities were US$11,937.8 million, compared to total liabilities of US$2,645.5 million as of December 31, 2019. This increase resulted primarily from (i) an increase of US$9,037.9 million in borrowings (see under “–Income Statement–Interest Expense”) and (ii) an increase of US$182.5 million in cash collateral payable.

Members’ Equity

Members’ equity consists of (i) paid-in capital, (ii) reserves for accretion of paid-in capital receivables, (iii) reserves for unrealized loss on borrowings measured at fair value attributable to changes in the Bank’s own credit risk and (iv) retained earnings.

As of December 31, 2020 and 2019. As of December 31, 2020, AIIB’s total members’ equity was US$20,143.8 million, compared to total members’ equity of US$19,986.2 million as of December 31, 2019. This increase resulted from (i) an increase of US$167.7 million in retained earnings, (ii) a decrease of US$7.5 million in reserves for accretion of paid-in capital receivables and (iii) an increase of US$6.1 million in paid-in capital, partially offset by an increase of US$23.7 million in reserves for unrealized loss on borrowings measured at fair value attributable to the Bank’s own credit risk.

Asset Quality

As of December 31, 2020, no AIIB assets were categorized as overdue, restructured trouble debt, in non-accrual status or written off, except for US$151.3 million of overdue contractual undiscounted paid-in capital receivables, which are not credit impaired. Of this amount, US$0.8 million was collected as of March 24, 2021, the date of the signing of the 2020 Audited Financial Statements. See “Operations of AIIB–Quality of Loan Portfolio,” “Risk Management–Risk Types–Financing Credit Risk” and Note D to the 2020 Audited Financial Statements for further discussion on the Bank’s asset quality.

Debt Record

AIIB has never defaulted on the payment of principal of, or premium or interest on, any debt obligation.

External Auditor Work Papers

There has been a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular under Chinese law. For example, in late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the mainland Chinese affiliates of the “big four” accounting firms, including the affiliate of the Bank’s auditor. Pursuant to the terms of an agreement between the accounting firms and the SEC, the Rule 102(e) proceedings initiated by the SEC were stayed and may now be deemed dismissed. The Rule 102(e) proceedings related to the failure of these firms to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in China are not in a position lawfully to produce documents directly to the SEC because of restrictions under Chinese law, including specific directives issued by the Chinese Securities Regulatory Commission. Also related to these restrictions, in July 2020, the President’s Working Group on Financial Markets, in accordance with a memorandum issued by the U.S. President in June 2020, outlined recommendations to address the concern over the lack of access of the Public Company Accounting Oversight Board (the “PCAOB”) to audit work papers due to protections under national law. In addition, in December 2020, the Holding Foreign Companies Accountable Act (the “HFCA Act”) was enacted, which requires the SEC to prohibit securities of certain issuers required to file reports under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), from being listed on U.S. securities exchanges or traded “over-the-counter” if an issuer retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The Bank is not required to file reports under Section 13 or 15(d) of the Exchange Act.

The issues relating to a lack of access to audit work papers are not specific to the Chinese affiliate of the Bank’s auditor, but potentially affect all PCAOB-registered audit firms based in China and all businesses based in China (or with substantial operations in China) with securities registered with the SEC. In addition, auditors based outside of China are subject to similar restrictions under Chinese law in respect of audit work that is carried out in China which supports the audit opinions issued on financial statements of entities with substantial China operations.

To address the potential difficulties in obtaining audit work papers, the Bank has engaged with the authorities of China, its host country, and received assurances from the Ministry of Finance of China that the authorities of China would not prevent the release of the Bank’s external auditor work papers pertaining to the Bank if the SEC were to request them during the course of an SEC investigation.

Related Party Transactions

Parties are generally considered to be related if the parties are under common control, or one party has the ability to control the other party or can exercise significant influence over the other party in making financial or operational decisions. In considering each possible related party relationship, attention is directed to the substance of the relationship, not merely to the legal form.

The Bank’s related party transactions include the following as of December 31, 2020. For additional information with respect to AIIB’s related party transactions, see Note C20 to the 2020 Audited Financial Statements.

●

In accordance with Article 5 of the Headquarters Agreement entered into between the government of China and the Bank on January 16, 2016, the government of China provides a permanent office building to the Bank, free of charge.

●

As of December 31, 2020, the Bank had one loan outstanding to a member of the Bank’s senior management, Dr. D.J. Pandian, Vice President, Investment Operations (Region 1), which had an amount outstanding of US$14,167.

●

The Bank approved the following financings to non-sovereign borrowers that are ultimately controlled by state-owned enterprises of China: (i) a US$250.0 million non-sovereign-backed financing to Beijing Gas Group Company Limited and (ii) a US$46.7 million non-sovereign-backed financing to Zhanatas Wind-Power Station LLP (with an effective amount of US$34.3 million as of December 31, 2020). These financings were entered into in the ordinary course of business under normal commercial terms and at market rates.

●

The Bank approved the following sovereign-backed financings to China: (i) a US$355.0 million equivalent sovereign-backed financing to strengthen China’s public health infrastructure in combating the outbreak of COVID-19 and (ii) a US$500.0 million equivalent sovereign-backed financing to increase the availability of natural gas in order to reduce coal consumption and related emissions in the region of Beijing.

●

The Bank approved a US$75.0 million investment into the Asia Investment Limited Partnership Fund, a limited partnership fund organized under the laws of Hong Kong, China, and subscribed to an interest therein in November 2019. In addition to the Bank, the government of China and other entities related to the government of China are also limited partners of this fund. The Bank will not take part in the management of this fund.

●

The Bank approved a US$54.0 million investment in Bayfront Infrastructure Management Pte. Ltd., an entity incorporated in Singapore, and subscribed to preferred shares in this entity. The terms of such shares provide the Bank with 30% voting power (i.e., significant influence) over the financial and operating decisions of this entity’s governing body.

OPERATIONS OF AIIB

AIIB’s mandate is to (i) foster sustainable economic development, create wealth and improve infrastructure connectivity in Asia by investing in infrastructure and other productive sectors and (ii) promote regional cooperation and partnership in addressing development challenges by working in close collaboration with other multilateral and bilateral development institutions. The Bank commenced operations on January 16, 2016 to help its members meet a substantial financing gap between the demand for infrastructure in Asia and available financial resources. The Bank aims to work with public and private sector partners to channel its own public resources, together with private and institutional funds, into sustainable infrastructure investment.

The Bank’s mission is “Financing Infrastructure for Tomorrow,” which reflects AIIB’s commitment to sustainability, be it financial, economic, social or environmental in nature. The Bank has identified the following thematic priorities:

●

Green Infrastructure: Prioritizing green infrastructure and supporting its members to meet their environmental and development goals by financing projects that deliver local environmental improvements and investments dedicated to climate action;

●

Connectivity and Regional Cooperation: Prioritizing projects that facilitate better domestic and cross-border infrastructure connectivity within Asia and between Asia and the rest of the world, and supporting projects that complement cross-border infrastructure connectivity by generating direct measurable benefits in enhancing regional trade, investment and digital and financial integration across Asian economies and beyond;

●

Technology-enabled Infrastructure: Supporting projects where the application of technology delivers better value, quality, productivity, efficiency, resilience, sustainability, inclusion, transparency or better governance along the full project life cycle; and

●	Private Capital Mobilization: Supporting projects that directly or indirectly mobilize private financing into sectors within the Bank’s mandate.

The Bank has developed, and continues to develop, a wide range of operational policies, strategies and frameworks designed to ensure there is a direct link between the Bank’s mandate, mission and thematic priorities and the projects it finances. Sustainable development is an integral part of the Bank’s identification, preparation and implementation of projects. For example, the Bank has approved an Environmental and Social Framework, which, consistent with the United Nations’ Sustainable Development Goals and the practices of peer MDBs, recognizes the need to address the three dimensions of sustainable development – economic, social and environmental – in a balanced and integrated manner. See “–Environmental and Social Framework.” Relatedly, the Bank is currently developing its “Sustainable Development Bond Framework.” The Bank intends that this framework will, when finalized, govern reporting that the Bank will provide on its website concerning the environmental and/or social impacts of Bank financings.

Ordinary Resources and Special Fund Resources

Operations of the Bank consist of ordinary operations financed from ordinary resources (“Ordinary Resources”) and special operations financed from special fund resources (“Special Fund Resources”).

Ordinary Resources include (i) the authorized capital stock of the Bank, comprising paid-in and callable shares of its members, (ii) funds raised by the Bank through borrowing or other means, (iii) funds received in the repayment of loans and guarantees, as returns on equity investments or from other types of financing as may be determined by the Board of Governors, (iv) income derived from loans or guarantees made from the above-mentioned funds and (v) any other funds or income received from the Bank which are not Special Fund Resources.

Special Fund Resources are (i) funds accepted by the Bank for inclusion in any special fund (a “Special Fund”), (ii) funds received in respect of loans or guarantees and proceeds of any equity investments financed from the resources of a Special Fund, (iii) income derived from the investment of resources of a Special Fund and (iv) any other resources placed at the disposal of a Special Fund. Special Funds must serve the purpose and come within the functions of the Bank and may only be used under terms and conditions consistent with such. Ordinary Resources and Special Fund Resources may separately finance elements of the same project or program. The two types of resources, however, must be held, used, committed, invested or otherwise disposed of entirely separately from each other. In no circumstances may Ordinary Resources be charged with, or used to discharge, losses or liabilities arising out of Special Fund Resources. The Bank must adopt special rules and regulations for the establishment, administration and use of each Special Fund.

As of December 31, 2020, the Bank has two Special Funds: the AIIB Project Preparation Special Fund and the AIIB Special Fund Window under the CRF. See “–AIIB Special Funds.”

Financial Instruments

To implement the Bank’s purpose, the Bank may provide or facilitate financing to any member, or any agency, instrumentality or political subdivision of a member, or any entity operating in the territory of a member, as well as to international or regional agencies or entities concerned with economic development of Asia. In limited circumstances, and subject to a Super Majority Vote (see “Governance and Administration–Board of Governors”), the Bank may also provide assistance to other recipients, provided such assistance (i) serves the purpose and comes within the functions of the Bank and is in the interest of the Bank’s membership and (ii) is of a type of assistance that the Bank is permitted to provide pursuant to Article 11(2) of the Articles of Agreement.

The Bank may offer a range of financial products, including loans, equity investments and guarantees of loans for economic development (either as primary or secondary obligor). The Bank may also deploy Special Fund Resources (see “–Ordinary Resources and Special Fund Resources”), technical assistance and other types of financing as may be determined by the Board of Governors.

For the Bank to agree to provide financing, the project in question must meet a variety of conditions, including the following:

●	it must have clearly defined development objectives consistent with the Bank’s purpose that permit appropriate evaluation of the project’s impact;

●	it must provide for specific productive activities necessary to meet these development objectives;

●	alternative sources of finance, in particular private capital, must be unavailable for the project on terms and conditions that the Bank considers reasonable; and

●	it must be in compliance with all applicable Bank policies.

Sovereign-backed Financing

Sovereign-backed financing refers to the following:

●	a loan to, or guaranteed by, a member of AIIB; or

●	a guarantee that:

(i) covers debt service defaults under a loan that are caused by a government’s failure to meet a specific obligation in relation to a project or by a borrower’s failure to make a payment under the loan; and

(ii) is accompanied by a counter-guarantee and indemnity provided by the AIIB member in whose territory the relevant project is located, in connection with such guarantee.

Sovereign-backed financings are subject to general terms and conditions that are uniform across all sovereign-backed borrowers.

For sovereign-backed loans, these terms and conditions include the following:

●	all loans are denominated in U.S. dollars or in such other currency or currencies as the Bank may offer from time to time;

●

pricing comprises the interest rate, front-end fee and commitment fee. For fixed-spread loans, the interest rate consists of a market-based reference rate and a fixed spread equal to a contractual lending spread, the Bank’s projected funding costs over the life of the loan and a market risk premium. For variable-spread loans, the interest rate consists of a market-based reference rate and a variable spread equal to a contractual lending spread and an actual funding cost margin. For both types of loans, depending on the maturity of the loan, a maturity premium may also be charged;

●	all loans must have a weighted average maturity of no more than 20 years and a final maturity of no more than 35 years; and

●	each loan that is not made to a member of the Bank must be secured by a guarantee from the relevant member.

Sovereign-backed guarantees include the following terms and conditions:

●	all guarantees are denominated in U.S. dollars or in such other currency or currencies as the Bank may offer from time to time;

●	all guarantees must have a weighted average maturity of no more than 20 years and a final maturity of no more than 35 years (unless the Board of Directors determines otherwise);

●

pricing consists of three fees: (i) a standby (i.e., commitment) fee, (ii) a guarantee fee equal to the contractual lending spread and, if applicable, a maturity premium and (iii) a front-end fee charged based on the maximum amount of the guarantee;

●	the Bank may also charge a processing charge, as appropriate, to cover its internal and external processing costs; and

●

the member in whose territory the project is located or for whose benefit the guarantee is made is required to indemnify the Bank for any payments the Bank makes under the guarantee and for all liabilities and expenses the Bank incurs in connection with the guarantee.

The Bank may make an advance (a “Preparation Advance”) to finance preparatory activities for a project to be supported by a sovereign-backed financing. A Preparation Advance is made only when there is a strong probability that the financing for which it is granted will be extended. Granting a Preparation Advance does not obligate the Bank to finance or otherwise support the project in question. The maximum aggregate principal amount of all approved Preparation Advances for any given project may not exceed the lesser of: (i) 10% of the total estimated amount of financing for the project or (ii) US$10.0 million equivalent. The President decides whether to approve each Preparation Advance.

Non-sovereign-backed Financing

Non-sovereign-backed financing means any financing to, or for the benefit of, a private enterprise or a sub-sovereign entity (such as a political or administrative sub-division of an AIIB member or a public sector entity) that is not backed by a guarantee or counter-guarantee and indemnity provided by a member to the Bank.

Non-sovereign-backed financings may take the form of loans, guarantees, credit lines to financial intermediaries, direct equity investments or indirect equity investments. The Bank may finance out of its own funds no more than 35% of the project’s value (including interest during construction). On an exceptional basis, if co-financing is unavailable, the Board of Directors may decide to approve a higher level of financing for the project.

Non-sovereign-backed financings are subject to terms and conditions that are set in accordance with market-based principles. Pricing is based on several factors, including (i) the intrinsic and macroeconomic risks of the project, (ii) the cost of funds to the Bank and (iii) the need to earn an appropriate return on the Bank’s capital, including on funds invested in direct and indirect equity of private entities.

The Bank may offer a range of options and features to meet the specific needs of the project.

Non-sovereign-backed Loans and Guarantees; Credit Lines to Financial Intermediaries

Non-sovereign-backed loans may be offered on a limited recourse basis, backed only by the existing and future cash flows and assets of the beneficiary of the project. The Bank may also extend non-sovereign-backed loans with the credit support of a third party; for example, the Bank may have recourse to designated assets or the balance sheet of the sponsor of the project or to a bank guarantee. Non-sovereign-backed loans are typically extended as senior loans and may require certain credit enhancements, such as guarantees or security arrangements. Subject to appropriate pricing, the Bank may also extend loans that are subordinated to the prior payment of other debt of the beneficiary of the project or subordinated in repayment in the event of the beneficiary’s bankruptcy (or both). The Bank may provide non-sovereign-backed loans in the form of loan participations or loan syndications. In a loan participation, while remaining the lender of record for the full amount of the loan, the Bank transfers full commercial and business risk with respect to a part of the amount to other lenders, allowing them to partially finance the loan. In a loan syndication, the Bank joins a syndicate of commercial banks, whereby the Bank and other members of the syndicate undertake to lend specified portions of the total loan amount. The Bank may also offer non-sovereign-backed guarantees against default regardless of the cause or against default arising from specified events.

Non-sovereign-backed loans and guarantees are denominated in U.S. dollars or in such other currency or currencies as the Bank may offer from time to time. The Bank charges front-end fees, commitment fees (or standby fees in respect of guarantees) and fees for appraisal, prepayment, syndication or activities and services related to the financing (or guarantee fees in respect of guarantees), all typically at prevailing market rates. Unless the Board of Directors determines otherwise, the final maturity of a non-sovereign-backed loan must not exceed 18 years.

The Bank may also extend credit lines to financial intermediaries for on-lending in respect of projects that otherwise meet the Bank’s eligibility requirements for direct financings. In these cases, the Bank’s recourse is typically to the balance sheet of the financial intermediary, but the Bank may also require an assignment, by way of security, of the sub-loans granted by the financial intermediary.

Equity Investments

The Bank may make direct equity investments in private- or public-sector companies. It may invest either in a new enterprise or an existing enterprise. The investment may take a variety of forms, including subscriptions to ordinary shares or preference shares (or a combination of both) or a loan convertible into equity.

The Bank’s investment may generally not exceed 30% of the company’s ownership holdings. In exceptional circumstances, the Board may decide to approve a higher, but not controlling, share or (if the Bank’s investment is in jeopardy) the Bank may take control of the company in order to safeguard its investment.

The Bank may also selectively make equity investments through financial intermediaries, such as equity funds, choosing those managed by professional managers with relevant track records and remuneration arrangements in line with market practices.

In both direct and indirect equity investments, the Bank seeks credible exit strategies.

Financing Portfolio

As of December 31, 2020, the Bank has approved 108 financings (including 94 loans, 10 investments in funds, two equity financings and two investments in fixed-income securities) with a total amount of US$22,027.4 million. This amount includes financings approved as of December 31, 2020 under the COVID-19 Crisis Recovery Facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations–COVID-19 Pandemic–AIIB Response to the COVID-19 Pandemic.” Of these financings, 102 were approved by the Board of Directors with a total approved amount of US$21,335.6 million, and six were approved by the President, pursuant to his delegated authority to approve certain financings, with a total approved amount of US$691.8 million. See “–Financing Approval Process–Non-sovereign-backed Financings–Approval and Preparation of Documentation.”

As of December 31, 2020, approved loans totaled US$19,913.4 million, of which US$8,006.3 million were committed amounts and US$8,397.9 million were disbursed amounts. Committed amounts are amounts the Bank has approved and committed to provide pursuant to legally-binding documentation, but has not yet disbursed. For sovereign-backed loans, these amounts are further limited to financings for which all conditions precedent required for disbursement have been satisfied. Disbursed amounts represent the gross carrying amount of the loans (i.e., including the transaction costs and fees that are capitalized through the effective interest method). Of all approved loans as of December 31, 2020, 73 were sovereign-backed and 21 were non-sovereign-backed loans; 55 were co-financings and 39 were standalone financings.

As of December 31, 2020, approved investments in funds totaled US$1,010.0 million, of which the Bank has disbursed US$122.9 million. As of December 31, 2020, investments in funds had a total fair value of US$107.6 million.

As of December 31, 2020, approved equity financings totaled US$104.0 million, of which the Bank has disbursed US$76.6 million. As of December 31, 2020, equity financings accounted for a total value of US$81.4 million.

As of December 31, 2020, approved investments in fixed-income securities totaled US$1,000.0 million, of which the Bank has disbursed US$500.0 million. As of December 31, 2020, investments in fixed-income securities were accounted for at amortized cost and had a net carrying amount of US$469.0 million.

As of December 31, 2020, approved financings (including approved financings under the CRF) spanned a broad range of sectors, including energy, transport, urban, water, finance, information, communication and technology (“ICT”), rural infrastructure and agriculture development, economic resilience, finance/liquidity and public health and, excluding multi-country financings (discussed below), pertained to projects in the following members: Azerbaijan, Bangladesh, Cambodia, China, Cook Islands, Ecuador, Egypt, Fiji, Georgia, India, Indonesia, Kazakhstan, Kyrgyz Republic, Lao PDR, Maldives, Mongolia, Myanmar, Nepal, Oman, Pakistan, Philippines, Russia, Singapore, Sri Lanka, Tajikistan, Turkey, Uzbekistan and Vietnam. As of December 31, 2020, of the approved financings, nine (seven investments in funds and two investments in fixed-income securities) were classified as multi-country financings because they are intended to involve beneficiaries in multiple members.

AIIB Response to the COVID-19 Pandemic

The COVID-19 pandemic has had and continues to have an adverse impact on the global economy and on the individual economies of AIIB members. AIIB members continue their efforts to contain the COVID-19 pandemic and to mitigate the risks of long-lasting, structural harm to their economies. Developing economies, especially those with weak health care infrastructure, vulnerable macroeconomic or financial sector fundamentals or a high dependence on tourism, commodities exports or remittances, required support from the international financial community to respond to and contain the COVID-19 pandemic.

As part of a coordinated international response to counter the COVID-19 pandemic, AIIB has worked closely with other international financial institutions to create a network of support options, especially for the most vulnerable economies. Based on feedback from public and private sector partners, the Bank’s immediate assistance was and continues to be required in three key areas: (i) immediate health care sector needs (including support for emergency public health responses and for the long-term sustainable development of the health care sector), (ii) economic resilience, mainly where clients require financing to supplement government measures supporting the social and economic response and recovery efforts (including infrastructure investments and investments in social and economic protection measures to prevent long-term damage to the productive capacity of the economy and to protect and restore productive capital) and (iii) investments in infrastructure and other productive sectors, mainly where clients might otherwise need to curtail long-term investments due to liquidity constraints.

The Bank has adopted a variety of measures to respond to the COVID-19 pandemic. In early April 2020, the Bank launched a US$5 billion COVID-19 Crisis Recovery Facility or “CRF”, which the Bank subsequently increased to US$5-10 billion, and then to US$13 billion due to high demand. The CRF, which is designed to adapt to emerging client needs, offers sovereign-backed and non-sovereign-backed financings for qualifying clients and projects within AIIB’s members. As of March 31, 2021, the Bank has approved 30 financings under the CRF, totaling US$7,854.9 million.

Representative examples of approved CRF financings that are intended to address the three key areas described above include the following: (i) a US$500 million sovereign-backed financing in India as part of a co-financing led by the World Bank, mainly to purchase emergency medical equipment, enhance disease detection capacities and strengthen the national health care system, (ii) a US$750 million financing, as part of an ADB-led co-financing, to support Indonesia’s COVID-19 Active Response and Expenditure Support Program, a program designed to help mitigate the severe health, social and economic impact of the COVID-19 pandemic and (iii) a US$100 million non-sovereign-backed financing, as part of a co-financing led by the International Finance Corporation (“IFC”), to Vietnam Prosperity Joint Stock Commercial Bank (“VP Bank”) to expand VP Bank’s working capital and trade-related lending program to private sector enterprises in Vietnam, including small and medium-sized enterprises impacted by the COVID-19 pandemic.

The table below sets out further information on the Bank’s approved CRF financings, as of March 31, 2021.

Table 1: Overview of Approved Financings under the CRF(1)
Member	Project Name	AIIB Financing	Lead Co-financier (if any)
		(in US$ million)
Bangladesh	Bangladesh COVID-19 Active Response and Expenditure Support Program	250	ADB
Bangladesh	Bangladesh COVID-19 Emergency and Crisis Response Facility	300	Standalone
Bangladesh	Bangladesh COVID-19 Emergency Response and Pandemic Preparedness Project	100	World Bank
Cambodia	National Restoration of Rural Productive Capacity Project	60	Standalone
China	Emergency Assistance to China Public Health Infrastructure Project	355	Standalone
Cook Islands	COVID-19 Active Response and Economic Support Program	20	ADB
Ecuador	Corporación Financiera Nacional COVID-19 Credit Line Project	50	World Bank
Fiji	Sustained Private Sector-Led Growth Reform Program	50	ADB
Georgia	Georgia Emergency COVID-19 Response Project	100	World Bank
Georgia	Economic Management and Competitiveness Program: COVID-19 Crisis Mitigation	50	World Bank
India	India COVID-19 Emergency Response and Health Systems Preparedness Project	500	World Bank
India	India COVID-19 Active Response and Expenditure Support Program	750	ADB
Indonesia	COVID-19 Active Response and Expenditure Support Program	750	ADB
Indonesia	Emergency Response to COVID-19 Program	250	World Bank
Kazakhstan	Kazakhstan COVID-19 Active Response and Expenditure Support Program	750	ADB
Kyrgyz Republic	Emergency Support for Private and Financial Sector Project	50	World Bank
Maldives	COVID-19 Emergency Response and Health Systems Preparedness Project	7.3	World Bank
Mongolia	Mongolia COVID-19 Rapid Response Program	100	ADB
Pakistan	COVID-19 Active Response and Expenditure Support Program	500	ADB
Pakistan	Resilient Institutions for Sustainable Economy	250	World Bank
Philippines	COVID-19 Active Response and Expenditure Support Program	750	ADB
Philippines	Second Health System Enhancement to Address and Limit COVID-19 under Asia Pacific Vaccine Access Facility Project (HEAL-2)	300	ADB
Russia	Russian Railways COVID-19 Emergency Response Project	300	Standalone
Sri Lanka	Sri Lanka COVID-19 Emergency and Crisis Response Facility	180	Standalone
Turkey	COVID-19 Medical Emergency Response Project	82.6	EBRD(2)
Turkey	COVID-19 Credit Line Project	500	Standalone
Turkey	Akbank COVID-19 Crisis Recovery Facility	100	Standalone
Uzbekistan	Healthcare Emergency Response Project	100	ADB
Uzbekistan	National Bank of Uzbekistan COVID-19 Credit Line Project	200	Standalone
Vietnam	VP Bank COVID-19 Response Facility	100	IFC
Total		7,854.9

Notes:

(1)	As of March 31, 2021.
(2)	European Bank for Reconstruction and Development.

AIIB is reviewing further projects to address the effects of the COVID-19 pandemic in several of its members, in some cases in collaboration with other MDBs. As of March 31, 2021, the Bank has 13 proposed CRF financings in the rolling investment pipeline, totaling US$2,927.2 million. Representative examples of such projects under review include the following: (i) a US$100 million non-sovereign-backed financing to JSC TBC Bank, the largest commercial bank in Georgia, to provide funding for liquidity-constrained small- and medium-sized enterprises affected by the COVID-19 pandemic, (ii) a US$500 million sovereign-backed financing, as part of an ADB-led co-financing, to help the government of Thailand mitigate the adverse impacts of the COVID-19 pandemic by providing budgetary support to its COVID-19 pandemic response program and (iii) a US$250 million sovereign-backed financing to Türkiye İhracat Kredi Bankası A.Ş., the largest development bank in Turkey, to mitigate the adverse effects of the COVID-19 pandemic by facilitating access to finance for firms operating in the export sector in Turkey.

As a temporary facility put in place to address the COVID-19 pandemic, the CRF is open for the approval of qualifying projects until October 16, 2021. Disbursements of financings under the CRF are generally occurring more rapidly than disbursements for AIIB’s other financings.

Geographic Distribution of Loans

The following table sets forth AIIB’s loan portfolio classified by geographic distribution:

	As of December 31, 2020		As of December 31, 2019

	Amount (in millions of US$)(1)	As a percentage of total loan portfolio	Amount (in millions of US$)(1)	As a percentage of total loan portfolio

Committed Amounts
Central Asia	1,364.7	17%	63.6	1%
Eastern Asia	450.7	6%	-	0%
South-Eastern Asia	985.4	12%	1,019.6	22%
Southern Asia	3,492.6	44%	2,228.8	49%
Western Asia	1,402.0	18%	945.3	21%

Total Regional	7,695.4	96%	4,257.3	93%
Total Non-Regional	310.9	4%	319.2	7%

Total Committed	8,006.3	100%	4,576.5	100%

Disbursed Amounts(2)
Central Asia	33.7	0%	23.8	1%
Eastern Asia	770.4	9%	247.4	11%
South-Eastern Asia	2,142.6	26%	187.8	8%
Southern Asia	3,070.4	37%	671.1	29%
Western Asia	1,883.0	22%	1,062.3	46%

Total Regional	7,900.1	94%	2,192.4	95%
Total Non-Regional	497.8	6%	128.0	5%

Total Disbursed	8,397.9	100%	2,320.4	100%

Notes:

(1)	The amounts set forth in this table include both sovereign-backed and non-sovereign-backed loans.
(2)	Disbursed amounts represent the gross carrying amount of the loans.

Loans by Sector

The following table sets forth AIIB’s loan portfolio by sector:

	As of December 31, 2020		As of December 31, 2019

	Amount (in millions of US$)(1)	As a percentage of total loan portfolio	Amount (in millions of US$)(1)	As a percentage of total loan portfolio

Committed Amounts
Energy	1,882.5	24%	1,184.0	26%
Finance	262.3	3%	211.5	5%
ICT/others	87.2	1%	134.4	3%
Transport	1,466.4	18%	1,236.4	27%

	As of December 31, 2020		As of December 31, 2019

	Amount (in millions of US$)(1)	As a percentage of total loan portfolio	Amount (in millions of US$)(1)	As a percentage of total loan portfolio

Urban	836.7	10%	561.2	12%
Water	1,881.7	24%	1,249.0	27%
Economic Resilience	814.0	10%	-	0%
Public Health	338.8	4%	-	0%
Finance/Liquidity	354.7	4%	-	0%
Rural Infrastructure and Agriculture Development	82.0	1%	-	0%

Total Committed	8,006.3	100%	4,576.5	100%

Disbursed Amounts(2)
Energy	1,764.2	21%	1,466.2	63%
Finance	390.8	5%	88.5	4%
ICT/others	193.0	2%	71.6	3%
Transport	884.1	11%	557.0	24%
Urban	167.6	2%	104.1	5%
Water	69.6	1%	33.0	1%
Economic Resilience	3,449.9	41%	-	0%
Public Health	915.1	11%	-	0%
Finance/Liquidity	563.6	7%	-	0%
Rural Infrastructure and Agriculture Development	-	0%	-	0%

Total Disbursed	8,397.9	100%	2,320.4	100%

Notes:

(1)	The amounts set forth in this table include both sovereign and non-sovereign-backed loans.
(2)	Disbursed amounts represent the gross carrying amount of the loans.

Loan Maturity

As of December 31, 2020, based on the final repayment date of the loans, US$1,145.6 million of AIIB’s disbursed and committed loans is scheduled to mature through 2025, US$7,465.1 million is scheduled to mature in 2026-2036 and US$7,793.5 million is scheduled to mature from 2037 onwards.

Ten Largest Borrowers

The following table sets forth the aggregate principal amount of loans (including both committed and disbursed amounts) to AIIB’s 10 largest borrowers (including both sovereign-backed and non-sovereign-backed borrowers) as of December 31, 2020:

Borrower	Amount (in millions of US$)	As a percentage of total loan portfolio
Republic of India	3,712.6	22.63%
Republic of Indonesia	1,690.8	10.31%
Islamic Republic of Pakistan	1,174.2	7.16%
Republic of the Philippines	956.7	5.83%
People’s Republic of Bangladesh	895.2	5.46%
People’s Republic of China	883.8	5.39%
Ministry of Finance of Kazakhstan	812.3	4.95%
Southern Gas Corridor Closed Joint Stock Company of Azerbaijan	599.8	3.66%
Boru Hatları ile Petrol Taşıma A.Ş. (BOTAŞ) of Turkey	599.7	3.66%
Republic of Uzbekistan	466.2	2.84%

Proposed Financings

As of December 31, 2020, the Bank has 92 proposed financings in the rolling investment pipeline for 2021-2022. The rolling investment pipeline includes all proposed financings for the next 24 months (updated on a rolling basis) that have passed project screening review and have subsequently been approved for inclusion into the pipeline. See “–Financing Approval Process–Non-sovereign-backed Financings–Project Screening Review.”

As of December 31, 2020, the proposed financings span a broad range of sectors, including energy, economic resilience, finance/liquidity, education, public health, rural infrastructure and agriculture development, transport, urban, water, finance and ICT, and, excluding multi-country financings (discussed below), would fund projects in the following members: Bangladesh, Belarus, Cambodia, China, Egypt, Fiji, Georgia, Hungary, India, Indonesia, Madagascar, Maldives, Mongolia, Nepal, Oman, Pakistan, Philippines, Rwanda, Saudi Arabia, Serbia, Singapore, Sri Lanka, Tajikistan, Thailand, Turkey, Uzbekistan and Vietnam. As of December 31, 2020, of the proposed financings, eight (six investments in funds, one loan and one investment in fixed-income securities) were classified as multi-country financings.

Financing Approval Process

The Bank’s financing process is guided by the Bank’s mandate, mission and thematic priorities of green infrastructure, connectivity and regional cooperation, technology-enabled Infrastructure and private capital mobilization. The Bank reviews financing proposals, seeking to achieve an appropriate balance among sectors, sovereign-backed and non-sovereign-backed financings and beneficiaries. The Bank’s Environmental and Social Framework is integral to the decision-making process on all projects. See “–Environmental and Social Framework.”

Non-sovereign-backed Financings

The approval process for non-sovereign-backed financings is described below. This approval process may be simplified in certain limited circumstances, including in respect of straightforward low- or medium-risk financings that are deemed well prepared prior to concept review or follow-on or repeat financings.

Project Screening Review

The Bank receives financing ideas and proposals from a variety of entities, including project sponsors, commercial banks, government entities and development partners. Each proposed financing undergoes preliminary project review screening to determine if it aligns strategically with the Bank’s purposes and priorities. At this stage, the Bank performs an initial integrity check on the sponsor(s) and beneficiary. If the proposed financing passes initial screening, it is included in the Bank’s rolling investment pipeline. See “–Proposed Financings.”

Assessment Prior to Concept Review

At this stage, further information is gathered about key aspects of the proposed financing in order to form a judgment on whether the proposed financing broadly meets the Bank’s operating principles and warrants dedicating significant resources to its preparation. Additional integrity and compliance checks, as well as initial environmental and social due diligence, are carried out prior to concept review.

Concept Review

A concept review is held before significant resources are spent on preparation of the financing. The purposes of the concept review are to (i) confirm that the proposed financing broadly fits within the purposes, policies, strategies and priorities of the Bank, (ii) assess whether the project merits the Bank’s investment of time and resources, (iii) assess and authorize the initial resource requirements for the proposed financing, (iv) discuss possible modifications to the proposed financing to enhance its contribution to the Bank’s objectives and (v) agree on the key issues to be addressed and the approach to resolving them.

For the concept review, a concept review project document is prepared and submitted to the Investment Committee. This concept review project document includes, among other things, the following information: (i) a summary of key financing terms, (ii) a description of the underlying project, including use of proceeds of the proposed financing, (iii) brief information on the beneficiary and sponsors, including the results of the initial integrity check, (iv) a rationale for the Bank’s involvement in the proposed financing, (v) a risk assessment of the proposed financing (including an indicative risk rating, economic capital and risk-weighted return on capital of the proposed financing), (vi) an assessment of necessary funding or hedging arrangements or of any other funding issues, (vii) a preliminary analysis on the potential environmental and social impact of the proposed financing, (viii) a summary of key project issues and (ix) a timetable for next steps. At this stage, the Bank assesses the extent to which the financing involves an international waterway, a disputed area or a de facto government (as such terms are used in the Bank’s Operational Policy on International Relations).

Comprehensive Due Diligence Assessment

If the proposal passes concept review, the Bank’s team in charge of the proposed financing conducts a comprehensive assessment that is designed to inform the Bank of the following: (i) the technical and financial aspects of the proposed financing, (ii) the creditworthiness of the beneficiary and the sponsors, (iii) the environmental and social risks and potential impact of the proposed financing, (iv) any issues in connection with procurement, legal and reputational concerns and (v) other relevant characteristics of the proposed financing. As part of this assessment, the Bank carries out a detailed financial and risk analysis of the proposed financing, as well as continues its integrity due diligence. Integrity due diligence includes gathering information with respect to the beneficiary and the sponsors, such as their corporate governance structure, beneficial ownership, financial transparency and strength, compliance and integrity, including in relation to tax matters, and any sanctions concerns.

After sufficient due diligence has been completed, the Bank begins work on a term sheet (or other document serving the same purpose as a term sheet), which later forms the basis for drafting the financing agreements.

Interim Review

In case of significant new developments or complex issues, the Investment Committee may require an interim review before preparation of the financing may advance further.

Final Review

The purposes of final review are for the Investment Committee to (i) assess, based on the final review project document, whether to recommend approval of the proposed financing and on what conditions, and (ii) authorize documentation of the deal (if approval is recommended). The final review project document contains, among other things, a discussion of new issues arising after the last review and changes to business terms and the financial model and negotiated term sheet.

Approval and Preparation of Documentation

If the proposed financing passes the final review, it undergoes a policy assurance review by the Bank’s Policy and Strategy department. Typically, no later than one working day after passing final review, a project summary information document is prepared and (subject to certain limited exceptions) disclosed. At the same time, and prior to approval, the Bank seeks to confirm that there are no objections from the member in whose jurisdiction the underlying project is to be carried out.

At this stage, an approval document is prepared and, upon the President’s recommendation, submitted to the Board of Directors for approval of the proposed financing (subject to the President’s delegated authority to approve certain projects, as discussed hereafter). Effective January 1, 2019, the Board of Directors has delegated authority to the President of the Bank, in his capacity as head of Bank management, to approve certain financings. This delegation is subject to limits based on the precedent-setting nature of the financing, the existence of significant strategy or policy issues and established risk tolerance. Any single Director may also require review by the Board of Directors of the financing. The Board of Directors undertakes periodic review of the President’s use of his delegated authority.

Following such approval, the legal documentation for the financing is prepared, negotiated and signed. Effectiveness of the financing is subject to the satisfaction of all conditions precedent.

Project Implementation and Monitoring

Project implementation and monitoring begins after signing of the legal documentation. The beneficiary is responsible for implementing the underlying project in a timely manner. If needed, the beneficiary may recruit consultants to provide specialized professional services in areas such as detailed design, procurement and capacity development.

The Bank’s team in charge of the financing remains fully engaged during the implementation of the underlying project both through site visits and continuous dialogue with the beneficiary on a variety of issues, including any environmental and social concerns. As part of the monitoring process, the Bank evaluates not only implementation of the underlying project, but also any event that would change the risk profile of such project and the beneficiary’s compliance with the covenants included in the financing agreements.

Project Completion and Evaluation

In addition to periodic reporting to the Board of Directors on material issues encountered during the implementation of the underlying project, the Bank prepares a completion report no later than six months after the full discharge of the beneficiary’s financial obligations to the Bank in connection with the financing. The report assesses the results of the underlying project and the Bank’s financing. Upon approval by the Investment Committee, the report is submitted to the Board of Directors for information.

Sovereign-backed Financings

The approval process for sovereign-backed financings is broadly similar to that for non-sovereign-backed financings. However, since these financings are made to or guaranteed by a Bank member, financing proposals are normally received from the Bank member or development partners. The Bank’s due diligence focuses on the impact of the proposed financing on the member’s fiscal sustainability, as well as on the environmental, social, fiduciary (procurement, financial management and disbursement) and other implementation aspects of the proposed financing. In addition, the Investment Committee’s final review (referred to as the “appraisal review” in the context of sovereign-backed financings) includes a determination of whether to authorize negotiations of the sovereign-backed financing documentation, which must be substantially complete before the approval of the financing is solicited (in contrast to non-sovereign-backed financings, where negotiations do not need to be completed in order to seek approval of the financing). For sovereign-backed financings, the project summary information document is typically prepared and disclosed promptly after concept review, with an update disclosed prior to consideration at appraisal review. The full project document is also disclosed (following approval of the financing), as well as the Bank’s project implementation monitoring reports for the financing.

Environmental and Social Framework

The Bank has established the Environmental and Social Framework, which is intended, among other things, to accomplish the following: (i) to ensure the environmental and social soundness and sustainability of projects financed (in whole or in part) by the Bank, (ii) to address environmental and social risks and impacts in Bank-financed projects, (iii) to provide a robust structure for managing operational and reputational risks of the Bank and its shareholders in relation to the environmental and social risks and impacts of Bank-financed projects, (iv) to provide a mechanism for addressing environmental and social risks and impacts in project identification, preparation and implementation and (v) to facilitate cooperation on environmental and social matters with development partners. Under the Bank’s Environmental and Social Framework, the Bank has established an Environmental and Social Policy and three associated Environmental and Social Standards, which set forth mandatory environmental and social requirements for each project financed (in whole or in part) by the Bank. In addition, the Bank has developed an environmental and social exclusion list, which sets forth activities and other items that the Bank will not knowingly finance. In furtherance of item (iv) noted above, the Bank has established a Project-affected People’s Mechanism (the “PPM”), which provides an opportunity for an independent and impartial review of submissions from people affected by the Bank’s financings who believe they have been, or are likely to be, adversely affected by the failure on the part of the Bank to implement its Environmental and Social Policy in situations where their concerns cannot be addressed satisfactorily through project-level grievance redress mechanisms or Bank management processes.

Economic Sanctions

The United Nations Security Council (the “UNSC”), the European Union and individual countries, including the United States, may impose economic sanctions and trade embargoes targeting certain countries, territories, entities and individuals. Such economic sanctions and embargo laws and regulations vary in their application with regard to countries, entities and individuals, and the scope of activities that are subjected to sanctions. These sanctions and embargo laws and regulations may be strengthened, relaxed or otherwise modified over time. Certain countries and territories (including the Crimea region, Cuba, Iran, North Korea and Syria), entities and individuals are targeted by sanctions and embargoes imposed by the United States, and several countries (currently Cuba, North Korea, Iran and Syria) have been identified as state sponsors of terrorism by the U.S. Department of State.

In the case of sanctions maintained by the United States, the President of the United States generally has broad discretion to impose or remove some sanctions pursuant to his authority under the International Emergency Economic Powers Act and the Trading with the Enemy Act. In addition, the United States may implement sanctions adopted by the UNSC in order to meet requirements imposed on member states of the United Nations. Other sanctions programs, such as certain measures related to Cuba, Iran and Russia, are specifically mandated under U.S. statutes.

U.S. sanctions may be classified as “primary” sanctions or “secondary” sanctions. Primary sanctions make certain conduct by U.S. persons and persons subject to U.S. jurisdiction, and certain activities taking place in the United States, unlawful. Secondary sanctions generally target non-U.S. persons for conduct that occurs outside of the United States, subjecting those persons to sanction by the United States if they engage in specified conduct.

The Bank complies with applicable UNSC sanctions imposed under Chapter VII of the UN Charter and is mindful of and gives due regard to the restrictions contained in the various economic sanctions programs and embargo laws administered by the United States, the European Union and other jurisdictions that limit the ability of persons from doing business or trading with targeted countries, territories, entities and individuals. Although the Bank is not a U.S. person and does not operate in or from the United States, the Bank transacts in the ordinary course with various commercial counterparties that are required to comply with U.S. sanctions, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury. For example, such counterparties may serve as a correspondent bank for the Bank, or as another intermediary that is involved in funds flows in respect of the Bank’s loan, investment or funding operations. Furthermore, U.S. persons who are required to comply with U.S. sanctions may be employees of the Bank, or may serve as advisors or service providers to the Bank. U.S. persons also may be purchasers of securities issued by the Bank. In addition, secondary sanctions maintained by the United States may result in sanctions against the Bank if the Bank engages in targeted conduct, including facilitation of transactions and activities involving persons targeted by sanctions, including certain Iran-related persons.

The Bank seeks to avoid violations of sanctions and seeks to avoid engaging in sanctionable conduct, as violations or engagement in sanctionable conduct may restrict the Bank’s ability to access the U.S. capital markets, including the Bank’s ability to offer and sell securities in the United States, and may have a negative impact on the Bank’s business, operations or assets. The Bank screens transactions by consulting relevant sanctions lists of sanctioning authorities for sanctioned individuals, entities and other targets. Iran is a member of the Bank, and the Bank’s contacts with Iran have concerned the same governance matters and processes common to all regional members, and no other particular contacts are currently contemplated. The Bank has not financed any projects in Iran, nor are any such projects in the rolling investment pipeline. Certain provisions of U.S. law (a) prohibit U.S. persons and persons subject to U.S. jurisdiction from investing in or facilitating an investment in Iran or in any entity owned or controlled by the government of Iran and (b) require imposition of secondary sanctions on any person who is determined to have knowingly purchased, subscribed to, or facilitated the issuance of sovereign debt of the government of Iran or debt of any entity owned or controlled by the government of Iran. Iran’s shares represent less than two percent of the Bank’s overall capital, and Iran’s voting power is also under two percent. The Bank does not believe that Iran’s membership in the Bank constitutes control of the Bank by Iran such that any general-purpose security issued by the Bank, including securities offered by a prospectus contained in a registration statement filed under the U.S. Securities Act of 1933, would constitute an investment in sovereign debt of Iran or an entity owned or controlled by the government of Iran for purposes of these provisions.

It is possible that new, or changes to existing, sanctions-related legislation or agreements may impact the Bank’s business. Moreover, although the Bank believes that it is in compliance with all applicable sanctions and embargo laws and regulations, and intends to maintain such compliance, the scope of certain laws may be unclear, may be subject to changing interpretations or may be strengthened or otherwise amended. Any violation of sanctions or engagement in sanctionable conduct could result in fines, sanctions or other penalties, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in securities issued by the Bank. The Bank cannot predict the impact that the imposition of secondary sanctions would have on the trading market for such securities or whether such sanctions would make it more difficult to sell and trade such securities in certain jurisdictions, including in the U.S. market.

AIIB Special Funds

In accordance with Article 17(1) of the Articles of Agreement, the Bank has established the AIIB Project Preparation Special Fund (the “Project Preparation Special Fund”) and the AIIB Special Fund Window under the CRF (the “Special Fund Window”).

AIIB Project Preparation Special Fund

Established in June 2016, the Project Preparation Special Fund provides grants to support and facilitate through technical assistance the preparation of projects to be financed by AIIB in eligible members. Technical assistance eligible for financing includes, among others, consultancy services, equipment necessary for the preparation or delivery of such services or for the implementation of the recommendations made under such consultancy services, and related training.

Projects eligible for support are those (i) which are being considered for financing by AIIB and (ii) which are for the benefit of (a) one or more members of the Bank that, at the time the decision to extend the grant is made by the Bank, are eligible to receive financing from the International Development Association (the “IDA”) and (b) other members of the Bank with substantial development needs and capacity constraints; provided, however, that the cumulative amount of all grants extended to all projects for the benefit of such other members may not exceed, at any time, 30% of the aggregate amount of all contributions made to the Project Preparation Special Fund.

Any member of the Bank, any of its political or administrative sub-divisions, or any entity under the control of such member or such sub-divisions or any other country, entity or person approved by the President may become a contributor to the Project Preparation Special Fund by entering into a contribution agreement with the Bank (“Contributors”). Special Fund Resources for the Project Preparation Special Fund consist of (i) amounts accepted from Contributors, (ii) any income derived from investment of the resources of the Project Preparation Special Fund and (iii) any funds reimbursed to the Project Preparation Special Fund. The Bank is under no obligation to provide financial support to the Project Preparation Special Fund. The Bank, acting as administrator of the Project Preparation Special Fund, receives administration fees and cost recovery fees. See “–Ordinary Resources and Special Fund Resources” for further information about Special Fund Resources and related requirements.

As of December 31, 2020, committed contributions to the Project Preparation Special Fund totaled US$128.0 million, consisting of US$50.0 million from each of China and the United Kingdom, US$18.0 million from the Republic of Korea and US$10.0 million from Hong Kong, China; all such commitments have been paid as of December 31, 2020.

As of December 31, 2020, the Bank has approved 13 grants under the Project Preparation Special Fund, representing funds of approximately US$25.4 million, of which two grants amounting to US$1.3 million have been cancelled. Such grants were provided to the following members: Bangladesh, Lao PDR, Nepal, Pakistan, Sri Lanka, Tajikistan and Uzbekistan.

AIIB Special Fund Window under the CRF

Established in May 2020, the Special Fund Window provides grants to buy down interest due under eligible loans extended under the CRF.

Loans eligible for Special Fund Window support are limited to sovereign-backed loans under the CRF (other than policy-based loans), which are extended to, or guaranteed by, members of the Bank that, at the time the decision to approve the loan is made, are eligible to receive financing from the IDA and qualify as IDA-only.

Special Fund Resources for the Special Fund Window consist of (i) any amounts transferred by the Bank from the Project Preparation Special Fund, (ii) any amounts received by the Bank for inclusion in the Special Fund Window from any member of the Bank, any of its political or administrative sub-divisions, or any entity under the control of the member of such sub-divisions or any other country, entity or person approved by the President, (iii) any income derived from investment of the resources of the Special Fund Window and (iv) any funds reimbursed to the Special Fund Window. The Bank is under no obligation to provide financial support to the Special Fund Window. The Bank, acting as administrator of the Special Fund Window, receives administration fees. See “–Ordinary Resources and Special Fund Resources” for further information about Special Fund Resources and related requirements.

As of December 31, 2020, Special Fund Resources for the Special Fund Window totaled US$30.0 million, consisting of an initial US$30.0 million transfer from the Project Preparation Special Fund.

As of December 31, 2020, four interest rate buy-downs for eligible sovereign-backed loans extended under the CRF have been approved under the Special Fund Window for a total of US$29.7 million. Such interest rate buy-downs were provided to the following members: Bangladesh, Cambodia, Kyrgyz Republic and Maldives.

Quality of Loan Portfolio

When a borrower fails to make payment on any principal, interest or other charge due to the Bank, the Bank may suspend disbursements on loans to that borrower. With respect to sovereign-backed loans, the Bank would cease approving new loans to the borrower once any loans are overdue by more than 30 days and suspend all disbursements to or guaranteed by the member concerned once any loans are overdue by more than 60 days.

As required by IFRS 9, AIIB uses the ECL model to estimate credit loss on financial assets, such as loan disbursements, and on other instruments, such as undrawn loan commitments. AIIB recognizes a provision to the extent the ECL of a financial instrument exceeds its gross carrying amount. See “Risk Management–Risk Types–Financing Credit Risk” and Notes B.3.3.5, B4.1 and D3 to the 2020 Audited Financial Statements for further discussion on the Bank’s credit quality analysis.

As of December 31, 2020, no AIIB assets were categorized as overdue, restructured trouble debt, in non-accrual status or written off, except for overdue contractual undiscounted paid-in capital receivables of US$151.27 million, which are not considered as impaired. Of this amount, US$0.78 million was collected as of March 24, 2021, the date of the signing of the 2020 Audited Financial Statements.

As of December 31, 2020, total ECL increased to US$164.1 million from US$70.7 million as of December 31, 2019. The increase between December 31, 2019 and December 31, 2020 was mainly attributable to the increase in the Bank’s loan portfolio as well as downgrades in the internal ratings of certain borrowers.

The following table shows AIIB’s total gross carrying amount of loan disbursements and exposure of loan commitments for both sovereign-backed and non-sovereign-backed loans with their respective ECL allowance balances:

	As of December 31,

	2020		2019

	(in thousands of US$)
	Loans and loan commitments	ECL	Loans and loan commitments	ECL
Sovereign-backed loans	14,899,105	(112,563)	6,166,864	(56,443)
Non-sovereign-backed loans	1,505,129	(47,726)	729,958	(10,482)

Total	16,404,234	(160,289)	6,896,822	(66,925)

RISK MANAGEMENT

AIIB has established a Financial and Risk Management Framework, which includes an outline of the Bank’s approach to risk and forms the guiding reference framework for all policies and guidelines related to risks.

Risk Philosophy

The Bank’s risk philosophy is the foundational pillar of the Bank’s approach to risk management. According to the risk philosophy, the Bank’s risk management function aims to accomplish the following three objectives:

●	enable the Bank to fulfill its mandate to promote infrastructure and other productive sectors;

●	ensure the stability and financial continuity of the Bank through efficient capital allocation and utilization, and comprehensively manage risks and reputational consequences; and

●	foster a strong risk culture by embedding risk accountability in the Bank.

Risk Appetite Statement

The Bank’s Risk Appetite Statement (the “RAS”), inter alia, articulates the maximum aggregate level and types of risk that the Bank is willing to assume, within its Risk Capacity (as defined below), to achieve its strategic objectives and business plan (the “Risk Appetite”).

The maximum level of risk that the Bank can assume given its current level of resources before breaching constraints is determined by (i) available capital and liquidity needs, (ii) the operational environment (e.g., technical infrastructure, risk management capabilities and expertise) and (iii) Bank obligations (the “Risk Capacity”). The Bank allocates its Risk Capacity between core and non-core risks: core risks are those directly linked to the Bank’s investment operations mandate and non-core risks are those arising from activities, including treasury operations and other operational activities, supporting the Bank’s investment operations mandate.

The RAS classifies each risk type according to one of three appetite levels – low, medium or high:

●	Low appetite reflects risk events that have the potential to substantially damage the Bank, jeopardizing its ability to fulfill its mission.

●

Medium appetite reflects risk events that, while significant, are not a threat in isolation to the Bank. These risks are typically incurred as part of the Bank’s business, but not in the pursuit of the Bank’s strategic goals.

●	High appetite reflects risk events that are accepted, but closely managed, by the Bank. These risks are typically incurred in pursuit of the Bank’s strategic goals.

The Bank has established a variety of key performance indicators (“KPIs”) and key risk indicators (“KRIs”), which are monitored regularly. The Risk Management Department also performs stress tests of the Bank’s draft business plan to ensure compliance with the RAS. The Risk Committee informs the Board of Directors of the impact of the final business plan on the RAS and proposes remedial actions in the event the business plan causes the RAS to be breached. The RAS is submitted to the Board of Directors for its approval both on an annual basis and in the event there is any material change to the RAS.

Risk Management Architecture

The risk management architecture comprises the Bank’s policies, processes, organizational structure and control and assurance system that, collectively, are designed to help the Bank identify, measure, monitor and control risks. The risk management architecture enables the implementation of AIIB’s risk philosophy and ensures accountability regarding risk management. The Board of Directors approves key risk policies and monitors core risk metrics and risk limits. The Audit and Risk Committee reviews risk-related policies and the RAS. The President recommends key risk policies for approval by the Board of Directors. The Risk Committee, which is chaired by the Chief Risk Officer and whose members include the Chief Financial Officer, the Vice President, Policy and Strategy, the Vice Presidents, Investment Operations and the General Counsel, exercises oversight on behalf of the President of the key risks of the Bank. The Risk Management Department, which is headed by the Chief Risk Officer, has overall responsibility for managing risks, including implementing risk management strategies, policies and procedures.

Key responsibilities of the Bank’s Risk Management Department are the following:

●	Risk Management and Oversight: Overall development and oversight of the Bank’s risk framework and policy, and direct governance of AIIB’s Risk Committee;

●	Guardian of Risk Appetite: Articulation of the Bank’s overall Risk Appetite and appropriate risk limits, and the embedding of the Risk Appetite into the Bank’s processes and culture;

●	Risk Identification and Assessment: Identification of all material risks, definition of key risk metrics and indicators and development of methodologies, indicators and models to measure risks;

●	Risk Monitoring and Reporting: Regular monitoring of AIIB’s risks and the development and maintenance of a concise upward risk reporting system;

●	Strategic Decision Making: Align overall business and operational plans with appropriate risk management and ensure that strategic planning reflects the Bank’s Risk Appetite;

●

Risk Optimization: Risk optimization and active risk management by shaping the risk profile within the Bank’s Risk Appetite limits, strategic capital allocation through risk-adjusted capital and development of risk-adjusted performance management; and

●	External Communication: Facilitate the consistent and proportionate disclosure of all risks to external parties, including interaction with rating agencies.

Three Lines of Defense

AIIB’s risk management activities are organized in line with the Three Lines of Defense Principle:

●

The first line of defense consists of the Bank’s business units where risks are taken, including investment operations and other client-facing functions, and is designed to ensure that AIIB effectively identifies, assesses, manages and reports risk;

●

The second line of defense is the Bank’s risk management and compliance functions. The risk management function is primarily responsible for overseeing the Bank’s risk-taking activities, undertaking risk assessments and reporting on risk-related work carried out by the first line of defense. The compliance function monitors compliance with laws, corporate governance rules and internal policies; and

●

The third line of defense is the Bank’s internal audit function, which is responsible, in part, for reviewing and providing assurance regarding the effectiveness of the Bank’s risk management activities and governance.

Capital Adequacy

The Bank’s capital supports its operations and acts as a cushion to absorb unexpected losses and/or a deterioration in the value of the Bank’s assets. AIIB manages capital adequacy risk in accordance with several limits, including the following. First, as required by Article 12(1) of the Articles of Agreement, the Bank’s total exposure from its investment operations must be less than the Bank’s total unimpaired subscribed capital, reserves and retained earnings. This limit may be increased up to 250% of the Bank’s unimpaired subscribed capital, reserves and retained earnings with the approval of the Board of Governors. Second, the Bank’s available capital (i.e., paid-in capital, plus reserves and accumulated retained earnings) must be greater than its economic capital (“ECap”) (a risk-sensitive measure used to determine the Bank’s capital requirements), based on an actual and a three-year projected balance sheet composition, both on a base case and on a stressed scenario basis. AIIB calculates ECap on financing credit risk, equity investment risk, market risk, counterparty credit risk and operational risk. The stress testing of the Bank’s available capital serves several purposes, including to set a buffer over ECap that protects the Bank’s credit ratings in the event of a severe and protracted crisis scenario.

Risk Types

AIIB has developed both qualitative and quantitative methodologies for identifying, measuring and managing risks. Material risks that the Bank currently faces or expects to face in the future are listed below.

Financing Credit Risk

Credit risk is the risk that a borrower or other counterparty fails to discharge an obligation, thereby causing a loss on the part of the Bank. The Bank is exposed to credit risk in its financing activities.

Sovereign credit risk relates to whether the sovereign borrower or guarantor: (i) has the capacity and willingness to service external debt obligations in general and Bank debt in particular, (ii) has an existing debt burden that is sustainable and (iii) honors the preferred creditor status of the Bank and other MDBs. Bank evaluation of sovereign credit risk is based on quantitative and qualitative risk measurements, including internal rating models and a variety of external sources. The Bank performs its own sovereign credit analysis and assigns its own internal credit ratings, comprising 12 grades. Grades 1-4 are considered investment grade. As of December 31, 2020, the rating of sovereign-backed loans ranged from 1 to 11. The Bank also sets certain exposure limits in respect of sovereign borrowings. As an MDB, the Bank does not participate in country debt rescheduling or debt reduction exercises of sovereign-backed loans or guarantees.

Non-sovereign credit risk relates to the creditworthiness of a private borrower (including a publicly owned company that does not have the benefit of an explicit sovereign guarantee) and the ability and willingness of such private borrower to repay its debt obligations. The Bank deploys a variety of tools to manage this risk, including assigning its own internal credit rating for the borrower (taking into account specific project, sector, macroeconomic and country credit risks) and possibly requiring a full or partial sovereign guarantee. For non-sovereign projects, risk ratings are normally capped by the sovereign credit rating, except where the Bank has recourse to a guarantor from outside the country that has a better rating than the local sovereign credit rating. As of December 31, 2020, the rating of non-sovereign loans ranged from 1 to 10 (on the Bank’s 12-grade internal credit ratings scale). The Bank also imposes certain exposure limits in respect of non-sovereign loans.

The Bank has adopted an ECL three-stage model for assessing credit risk: Stage 1 for those financial instruments that have not experienced a significant increase in credit risk (“SICR”) since initial recognition; Stage 2 for those financial instruments that have experienced a SICR since initial recognition; and Stage 3 for those financial instruments deemed credit-impaired. To determine whether SICR has occurred, the Bank examines quantitative, qualitative and backstop criteria. Quantitative criteria include a two-grade downgrade for investment grade loans or a one-grade downgrade for non-investment grade loans pursuant to the Bank’s internal credit rating system. Qualitative criteria include (i) adverse changes in business, financial or economic conditions, (ii) expected breach of contract that may lead to covenant waivers or amendments, (iii) transfer to watchlist/monitoring or (iv) change in payment behavior. As a backstop, SICR is deemed to have occurred if the payment under a financial instrument is past due by 30 or more days. To determine whether an asset is credit-impaired, the Bank assesses whether one or more events has occurred that will have a detrimental impact on the estimated cash flows of such asset. Evidence of credit impairment includes: (i) a significant financial difficulty of the borrower, (ii) a breach of contract, such as a default or past due event and (iii) an increasing likelihood that the borrower will enter bankruptcy or other financial reorganization.

The Bank measures ECL on both a 12-month and contractual lifetime basis. 12-month ECL is calculated in the following manner: Point-in-time probability of default * loss given default * exposure at default. Exposure at default is the loan balance at the period end, plus projected net disbursement in the next year. Lifetime ECL is the summation of the net present value of the ECL for each year. ECL calculations are performed for three different scenarios: baseline, good and bad. In respect of each loan, the Bank defines default to mean one or more of the following: (i) payment default (180 days past due for sovereign loans or 90 days past due for non-sovereign loans, with similar rules applying to investments in fixed-income securities), (ii) breach of specific covenants that trigger a default clause, (iii) default under a guarantee or collateral or other support agreement, (iv) failure to pay a final judgment or court order and (v) bankruptcy, liquidation or the appointment of a receiver.

The Bank writes off the gross carrying amount of a financial asset when it has no reasonable expectations of recovering the contractual cash flows on such asset in its entirety or a portion thereof. See “Operations of AIIB–Quality of Loan Portfolio” and Notes B.3.3.5, B4.1 and D3 to the 2020 Audited Financial Statements for further information on ECL calculations and balances.

The table below sets forth the Bank’s loans and commitments, classified by geographic distribution and ECL staging:

Region	As of December 31, 2020			As of December 31, 2019
	Stage 1	Stage 2	Total	Stage 1	Stage 2	Total
	(in thousands of US$)
Sovereign-backed loans
Asia	12,980,385	1,569,127	14,549,512	4,616,710	1,250,216	5,866,926
Non-Asia	349,593	—	349,593	299,938	—	299,938

Total sovereign-backed loans	13,329,978	1,569,127	14,899,105	4,916,648	1,250,216	6,166,864

Non-sovereign-backed loans
Asia	717,989	328,189	1,046,178	582,825	—	582,825
Non-Asia	432,839	26,112	458,951	119,851	27,282	147,133

Total non-sovereign-backed loans	1,150,828	354,301	1,505,129	702,676	27,282	729,958

Total	14,480,806	1,923,428	16,404,234	5,619,324	1,277,498	6,896,822

The Bank’s maximum exposure to credit risk from financial instruments other than undrawn loan commitments, before taking into account any collateral held or other credit enhancements, is the carrying amount of such instruments (as reflected on the Bank’s balance sheet). The maximum exposure to credit risk from undrawn loan commitments was US$8,006.3 million as of December 31, 2020 and US$4,576.5 million as of December 31, 2019.

The table below sets forth the Bank’s credit enhancements for loans and commitments:

	As of December 31, 2020	As of December 31, 2019
	(in thousands US$)
Guaranteed by sovereign members	2,711,526	2,013,863
Guaranteed by non-sovereign entities	457,263	367,915
Unguaranteed(1)	13,235,445	4,515,044

Total	16,404,234	6,896,822

Note:

(1)	The unguaranteed loan investments mainly represent sovereign loans and loan commitments granted to members.

Equity Investment Risk

Equity investment risk is the risk of losing money from investments in equities. The Bank may deploy a variety of measures to manage this risk. For example, if the equity is listed, the investment risk can be marked-to-market, subject to liquidity discounts. For unlisted equities, the investment risk is measured by reference to fair value, with the aid of valuation models and external benchmarks. Risk limits on equity investments are designed both to capture the maximum loss to which the Bank is exposed and to ensure that AIIB’s equity investments are well diversified and not concentrated.

The Bank treats its fund investments, such as limited partnership funds and other fund investments, in the same way as equity investments when they have the following features: (i) the investments entitle the Bank to distributions according to pre-determined arrangements during their lives and upon liquidation and (ii) the investments do not promise a particular return to the holders. As of December 31, 2020, the fair value of investments in limited partnership funds and other fund investments amounted to US$107.6 million and the fair value of investments in trust amounted to US$54.9 million, respectively.

Liquidity Risk

Liquidity risk is the risk that the Bank will not be able to meet efficiently both expected and unexpected current and future cash flows and collateral needs without affecting either daily operations or the financial condition of the Bank. AIIB manages liquidity risk in a variety of ways, including the setting of risk limits, the monitoring of liquidity risk ratios and early warning indicators, diversification, the deployment of liquidity buffers and the implementation of a liquidity contingency plan. Under Bank policy, the Bank maintains liquidity at levels at least equal to (i) 40% of net cash flow requirements for the next three years and (ii) 100% of net cash flow requirements for the next year under extreme stress conditions. The Bank also maintains a stock of high-quality liquid assets to meet potential liquidity requirements for a 30-day stress scenario and periodically conducts stress tests to ensure that it can meet its payment obligations.

The table below sets out the contractual maturities of the Bank’s material financial liabilities as of December 31, 2020:

	Less than 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
	(in thousands of US$)
Financial liabilities
Borrowings	(4,091)	(6,586)	(370,374)	(11,484,547)	—	(11,865,598)
Other liabilities(1)	(232,230)	—	—	—	—	(232,230)

Note:

(1)	Other liabilities represent collateral held in relation to interest rate swaps that becomes repayable dependent on daily movements in interest rates.

Market Risk

Market risk is the risk of losing money due to the overall performance of the financial markets for all marketable instruments in the Bank’s treasury and investment operations portfolio. The Bank is potentially exposed to two material market risks: currency and interest rate risk. The Bank employs a variety of methods to assess and mitigate market risks, such as monitoring the change in economic value of equity, the change in net interest income, the interest rate repricing gap, duration and value-at-risk indicators, as well as the setting of limits. Currency risk is managed through funding debt-funded assets in the same currency (on an after-hedging basis). The Bank manages refinancing risk by applying “pass-through pricing” for sovereign-backed financings and risk premia for non-sovereign-backed financings.

The majority of the Bank’s loans are subject to floating interest rates, i.e., 6-month LIBOR for U.S. dollars, 6-month EURIBOR for Euros and 3-month SHIBOR for Chinese yuan. The most significant are LIBOR-based loans, which is AIIB’s main sovereign lending product. AIIB also issues bonds in various currencies, typically swapping their proceeds into U.S. dollars LIBOR liabilities, and may fund local currency loans through cross-currency swaps from U.S. dollars into the local currency. AIIB has established a plan to transition to alternative benchmark rates and an active working group to execute such plan.

Counterparty Credit Risk

Counterparty credit risk is the risk that a treasury counterparty to a transaction defaults before the final settlement of such transaction’s cash flows.

The Bank manages counterparty credit risk through a variety of ways, including the following: (i) assigning a credit rating for each counterparty, which must be at or above a defined minimum for it to be considered an eligible counterparty, (ii) assigning a credit limit to each eligible counterparty before consummating any transaction with it, (iii) monitoring AIIB’s exposure to each counterparty and (iv) monitoring each counterparty’s credit quality, and using collateral agreements and limits adjustments to mitigate against deterioration in such credit quality.

As of December 31, 2020, the Bank was exposed to counterparty credit risk on its treasury portfolio, which mainly consisted of term deposits, money market funds, bond investments and investments in portfolios of high credit quality securities managed by external asset managers. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Balance Sheet–Assets.” The Bank is also exposed to counterparty credit risk on its derivatives transactions, which is managed through the use of credit support annexes that require the exchange of cash collateral (subject to minimum threshold amounts) and the posting of initial margin by the counterparty should its credit rating fall below a certain threshold.

Asset Liability Risk

Asset liability risks arise from the mismatch of assets and liabilities in terms of currency, interest rates or maturities. Asset liability risk is managed through a variety of tools, including balance sheet projections and the setting of risk limits.

The Bank offers loans in U.S. dollars and in other currencies, provided it has the means to adequately operate in such other currencies and manage associated risks (including through the use of currency swaps or other hedging mechanisms).

Debt-funded financial assets, such as loans, that create market exposures are funded on a back-to-back basis, managed through the use of financial derivatives or otherwise passed through to the borrower. Debt-funded financial assets may be funded with liabilities of a shorter maturity or with mismatched timing of cash flows, subject to defined debt redemption limits that impose a ceiling on the amount of liabilities that may mature during any period. Such refinancing risk may also be mitigated by charging risk spreads and maturity premiums. See “–Market Risk.”

Any financial derivative entered into by the Bank will be subject to limits and reporting requirements.

Model Risk

Model risk is the risk of adverse consequences arising from decisions based on incorrect or misused model outputs and reports. The Bank has established processes to ensure that the Bank’s models have been adequately validated, capture material risks and are conceptually sound and suitably controlled.

Operational Risk

Operational risk is the risk of loss, or detriment, resulting from inadequate or failed processes or systems, through human error or from the occurrence of external events. The Bank’s definition of operational risk is consistent with the Basel Committee Banking Industry Standards, but has been extended to include reputational risk. Effective management and mitigation of operational risk relies on a system of internal controls aimed at identifying various risks and establishing acceptable risk parameters and monitoring procedures.

Compliance Risk

Compliance risk is the risk of legal or regulatory sanctions, material financial loss or reputational loss that AIIB may suffer as a result of its failure to comply with laws, regulations, internal rules and standards. The Bank deploys a variety of measures to mitigate this risk.

Integrity Risk; Environmental and Social Risk

Integrity risk is the risk that the Bank or its clients will engage in activities that may have an adverse reputational impact on the Bank, whether due to the nature of those activities or due to the background and behavior of the entities with whom the Bank conducts those activities.

Environmental and social risk is the risk of breaching any applicable environmental and social rules and commitments, including those described in the Bank’s Environmental and Social Framework.

The Bank deploys a variety of measures to mitigate these risks, including impact assessments, ongoing interaction with counterparties, clients and other stakeholders and regular reporting and monitoring.

GOVERNANCE AND ADMINISTRATION

Pursuant to the Articles of Agreement, the Bank is administered and managed by the Board of Governors, the Board of Directors, a President, one or more Vice-Presidents and other officers and staff.

Board of Governors

All of the powers of the Bank are vested in the Board of Governors, consisting of one Governor and one Alternate Governor appointed by each member. While the Articles of Agreement do not specify criteria for the appointment of a Governor by the member, the composition of the Board of Governors includes officials of ministerial (or equivalent) rank. Alternate Governors may only vote in the absence of their principal. A Chairman is elected at each annual meeting and such person holds the office until the election of the next Chairman.

The Board of Governors may delegate to the Board of Directors any or all its powers, except the power to (i) admit new members and determine the conditions of their admission, (ii) increase or decrease the authorized capital stock of the Bank, (iii) suspend members, (iv) decide appeals from interpretations or applications of the Articles of Agreement given by the Board of Directors, (v) elect the Directors of the Bank and determine expenses to be paid for Directors and Alternate Directors, as well as their remuneration, if any, (vi) elect, suspend or remove the President and determine his/her remuneration, (vii) approve the general balance sheet and statement of profit and loss of the Bank, (viii) determine the reserves and the allocation and distribution of net profits of the Bank, (ix) amend the Articles of Agreement, (x) decide to terminate the operations of the Bank and to distribute its assets and (xi) exercise such other powers as expressly assigned to the Board of Governors in the Articles of Agreement. The Board of Governors retains full power to exercise its authority over any delegated matter.

All matters before the Board of Governors are decided by a majority of the votes cast, other than matters that are designated as a Super Majority Vote or Special Majority Vote pursuant to the Articles of Agreement. A Super Majority Vote requires an affirmative vote of two-thirds of the total number of Governors, representing not less than three-fourths of the total voting power of AIIB’s members. Matters requiring a Super Majority Vote include, among others, matters relating to (i) suspension of membership, (ii) termination of the Bank’s operations, (iii) distribution of assets, (iv) amendments to the Articles of Agreement, (v) increases in authorized capital, (vi) changing the subscription base so that regional members comprise less than 75% of total subscribed stock, (vii) increases to the subscription amount of a member, (viii) assistance to recipients beyond those authorized in the Articles of Agreement, (ix) allocation and distribution of net income otherwise than as provided by the Articles of Agreement, (x) electing, suspending or removing the President of the Bank and (xi) increasing or decreasing the size of the Board of Directors. A Special Majority Vote requires an affirmative vote of a majority of the total number of Governors, representing not less than a majority of the total voting power of AIIB’s members. A Special Majority Vote is required for certain matters, including, among others, those relating to (i) the issue of shares other than at par value, (ii) establishing subsidiary entities and (iii) admitting members of IBRD or ADB under different terms than provided for in the Articles of Agreement. As noted above under “Asian Infrastructure Investment Bank–Membership, Capital Structure and Reserves–Capital Structure,” voting rights acquired by a member in respect of paid-in and associated callable shares for which payments are due but have not been received are suspended until full payment is received by the Bank.

As of March 31, 2021, the Board of Governors was composed of the following members and alternates:

Member	Governor and Current Position with Member	Alternate and Current Position with Member

Afghanistan	Mohammad Khalid Payenda, Acting Minister of Finance	Abdul Habib Zadran, Deputy Minister of Finance

Algeria	Aïmene Benabderrahmane, Minister of Finance	Ali Bouharaoua, Acting General Director of External Economic and Financial Relations

Argentina	(vacant, pending appointment)	(vacant, pending appointment)

Australia	Josh Frydenberg, Treasurer	Michael Sukkar, Assistant Treasurer

Austria	Harald Waiglein, Director General for Economic Policy, Financial Markets and Customs Duties	Christoph Pesau, Senior Representative for Asia

Member	Governor and Current Position with Member	Alternate and Current Position with Member

Azerbaijan	Mikayil Jabbarov, Minister of Economy	Samir Sharifov, Minister of Finance

Bahrain	Shaikh Salman Khalifa Salman Alkhalifa, Minister of Finance	Yusuf Abdulla Humood, Financial Advisor

Bangladesh	A. H. M. Mustafa Kamal, Finance Minister	Fatima Yasmin, Secretary for Economic Relations Divisions

Belarus	Nikolai Snopkov, First Deputy Prime Minister	Yury Seliverstau, Minister of Finance

Belgium	Vincent Van Peteghem, Finance Minister	Ronald De Swert, Counsellor General

Benin	Romuald Wadagni, Minister of Economy and Finance	Arsène Mahougnon Dansou, General Manager, Debt Management Agency

Brazil	(vacant, pending appointment)	(vacant, pending appointment)

Brunei Darussalam	Amin Liew Abdullah, Minister of The Prime Minister’s Office Minister of Finance and Economy II	Abdul Manaf Metussin, Deputy Minister of Finance and Economy

Cambodia	Aun Pornmoniroth, Deputy Prime Minister and Minister of Economy and Finance	Vongsey Vissoth, Secretary of the State Ministry of Economy and Finance

Canada	Chrystia Freeland, Deputy Prime Minister and Minister of Finance	John Hannaford, Deputy Minister for International Trade

China	Liu Kun, Finance Minister	Zou Jiayi, Vice Minister of Finance

Cook Islands	Mark Brown, Deputy Prime Minister and Minister of Finance	Garth Henderson, Financial Secretary of Ministry of Finance and Economic Management

Côte d’Ivoire	Adama Coulibaly, Minister of Economy and Finance	Nialé Kaba, Minister of Planning and Development

Cyprus	Kyriakos Kakouris, Economic Director, Ministry of Finance	Costas Constantinides

Denmark	Flemming Møller Mortensen, Minister for Development Cooperation	Trine Rask Thygesen, State Secretary for Development Policy

Ecuador	Richard Martinez, Minister of Economy and Finance	Fabian Carrillo, Vice Minister of Finance

Egypt	Mohamed Maait, Minister of Finance	Rania Al-Mashat, Minister of International Cooperation

Ethiopia	Ahmed Shide, Minister of Finance	Yasmin Wohabrebbi Saeed, State Minister for Economic Cooperation

Fiji	Aiyaz Sayed-Khaiyum, Attorney-General and Minister for Economy	Makereta Konrote, Permanent Secretary for Economy

Finland	Matti Vanhanen, Minister of Finance	Leena Mörttinen, Permanent Under-Secretary

France	Bruno Le Maire, Minister for Economy and Finance	Emmanuel Moulin, Director General of the Treasury

Georgia	Ivane Matchavariani, Minister of Finance	Giorgi Kobulia, Minister of Economy and Sustainable Development

Germany	Olaf Scholz, Vice Chancellor and Federal Minister of Finance	Wolfgang Schmidt, State Secretary of the Federal Ministry of Finance

Ghana	Ken Ofori-Atta, Minister for Finance	Charles AbuBoahen, Deputy Minister for Finance

Member	Governor and Current Position with Member	Alternate and Current Position with Member

Greece	Christos Staikouras, Minister of Finance	Achilleas Tzimas, Head of EU Affairs and International Relations Directorate of the Ministry of Finance

Guinea	Mamadi Camara, Minister of Economy and Finance	Lounceny Nabe, Governor of Central Bank

Hong Kong, China	Paul MP Chan, Financial Secretary	Christopher Hui, Secretary for Financial Services and the Treasury

Hungary	Mihály Varga, Deputy Prime Minister for Economic Policy, Minister of Finance	Gabor Gion, Minister of State for Financial Affairs of the Ministry of Finance

Iceland	Bjarni Benediktsson, Minister of Finance and Economic Affairs	Guðmundur Árnason, Permanent Secretary, Ministry of Finance and Economic Affairs

India	Nirmala Sitharaman, Minister of Finance	Tarun Bajaj, Secretary (EA) of the government of the Republic of India

Indonesia	Sri Mulyani Indrawati, Minister of Finance	Suharso Monoarfa, Minister of National Development Planning

Iran	Farhad Dejpasand, Minister of Economic Affairs and Finance	Seyed Alimohammad Mousavi, Vice Minister of Economic Affairs and Finance and President of the Organization for Investment, Economic and Technical Assistance

Ireland	Paschal Donohoe T.D., Minister of Finance	Derek Moran, Secretary General of the Department of Finance

Israel	Israel Katz, Minister of Finance	Shira Greenberg, Chief Economist and Director of State Revenue, Research and International Affairs

Italy	Daniele Franco, Minister of Economy and Finance	Gelsomina Vigliotti, Head of International Financial Relations, Treasury Department, Ministry of Economy and Finance

Jordan	Nasser Shraideh, Minister of Planning and International Cooperation	Zeina Toukan, Director of International Cooperation

Kazakhstan	Ruslan Erbolatovich Dalenov, Minister of National Economy	Amaniyaz Kasimovich Yerzhanov, Vice-minister of Investments and Development

Korea, Republic of	Nam-ki Hong, Deputy Prime Minister and Minister for Economy and Finance	Juyeol Lee, Governor of the Bank of Korea

Kyrgyz Republic	Kiyalbek Mukashev, Minister of Finance	Sanjar Mukanbetov, Minister of Economy

Laos	Somdy Douangdy, Deputy Prime Minister and Minister of Finance	Thipphakone Chanthavongsa, Vice Minister of Finance

Liberia	Samuel D. Tweah, Jr., Minister of Finance and Development Planning	Augustus J. Flomo, Deputy Minister for Economic Management at Ministry of Finance and Development Planning

Luxembourg	Pierre Gramegna, Minister of Finance	Arsène Jacoby, Director of the Multilateral Affairs, Development and Compliance Department, Ministry of Finance

Madagascar	Richard Randriamandrato, Minister of Economics and Finances	Ihajambolatiana Ranjalahy, Director General of Public Treasury

Member	Governor and Current Position with Member	Alternate and Current Position with Member

Malaysia	Tengku Zafrul Bin Tengku Abdul Aziz, Minister of Finance	Asri Hamidon, Secretary General of Treasury

Maldives	Ibrahim Ameer, Minister of Finance	Mohamed Aslam, Minister of National Planning and Infrastructure

Malta	Edward Scicluna, Governor of the Central Bank of Malta	Clyde Caruana, Minister for Finance and Employment

Mongolia	Khurelbaatar Chimed, Minister of Finance	Nyamaa Buyantogtokh, State Secretary Ministry of Finance

Myanmar	Soe Win, Union Minister for Planning and Finance	Maung Maung Win, Deputy Minister for Planning and Finance

Nepal	Bishnu Prasad Paudel, Finance Minister	Sishir Kumar Dhungana, Finance Secretary

Netherlands	Wopke Hoekstra, Finance Minister	Christiaan Rebergen, Treasurer General

New Zealand	Grant Robertson, Minister of Finance	Caralee McLiesh, Secretary and Chief Executive of the New Zealand Treasury

Norway	Dag-Inge Ulstein, Minister of International Development	Aksel Jakobsen, State Secretary, Ministry of Foreign Affairs

Oman	Abdulsalam Al Murshidi, President of the Oman Investment Authority	(vacant, pending appointment)

Pakistan	Makhdum Khusro Bukhtyar, Federal Minister for Economic Affairs Division	Noor Ahmed, Secretary, Economic Affairs Division

Philippines	Carlos G. Dominguez, Department of Finance Secretary	Maria Edita Z. Tan, Department of Finance Assistant Secretary

Poland	Tadeusz Kościński, Minister of Finance, Development Funds and Regional Policy	Marta Gajęcka Member of the Management Board of the National Bank of Poland

Portugal	João Leão, Minister of State and Finance	Eurico Brilhante Dias, Secretary of State of Internationalization

Qatar	Ali Shareef Al Emadi, Minister of Finance	Khalaf Ahmed Al Mannai, Undersecretary of the Ministry of Finance

Romania	Sebastian-Ioan Burduja, State Secretary, Ministry of Public Finance	Boni Florinela Cucu, General Director, Ministry of Public Finance

Russia	Maksim Reshetnikov, Minister of Economic Development	Timur Maksimov, Deputy Minister of Finance

Rwanda	Uzziel Ndagijimana, Minister of Finance and Economic Planning	Richard Tusabe, Minister of State in charge of National Treasury

Samoa	Sili Epa Tuioti, Minister of Finance	Leasiosiofa’ Asisina Galumalemana M. Oscar Malielegaoi, Chief Executive Officer, Ministry of Finance

Saudi Arabia	Mohammed Aljadaan, Minister of Finance	Khalid Sulaiman Alkhudairy, Vice-Chairman and Managing Director of Saudi Fund for Development

Serbia	Siniša Mali, Minister of Finance	Peda Sovilj, Adviser of the Prime Minister for Infrastructure

Singapore	Heng Swee Keat, Deputy Prime Minister and Minister for Finance	Tan Ching Yee, Permanent Secretary (Finance), Ministry of Finance

Member	Governor and Current Position with Member	Alternate and Current Position with Member

Spain	Nadia Calviño, Minister of Economy and Business	Ana de la Cueva Fernandez, Secretary of State for Economic and Business Affairs, Ministry of Economy and Business

Sri Lanka	Mahinda Rajapaksa, Minister of Finance, Economic and Policy Development	S.R. Attygalle, Secretary to the Treasury

Sudan	Hiba Mohamed Ali Ahmed, Acting Minister of Finance & Economic Planning	Mohmed Elfatih Zeinelabdin Mohamed, Governor of the Central Bank of Sudan

Sweden	Magdalena Andersson, Minister for Finance	Max Elger, State Secretary

Switzerland	Guy Parmelin, Federal Councillor, Federal Department of Economic Affairs, Education and Research	Ignazio Cassis, Federal Councillor, Head of Federal Department of Foreign Affairs

Tajikistan	Ashurboy Solehzoda, Assistant to the President	Abdulmajid Muminzod, First Deputy Chairman of the State Committee on Investment and State Property Management

Thailand	Arkhom Termpittayapaisith, Minister of Finance	Krisada Chinavicharana, Permanent Secretary of Finance

Timor-Leste	Sara Lobo Brites, Vice Minister and Interim Minister of Finance	Helder Lopes, Senior Economic and Public Finance Management Advisor

Tonga	Tevita Lavemaau, Minister for Finance	Balwyn Fa’otusia, Chief Executive Officer for Ministry of Finance

Turkey	Lütfi Elvan, Minister of Treasury and Finance	Şakir Ercan Gül, Deputy Minister of Treasury and Finance

United Arab Emirates	Sultan Ahmed Al Jaber, Minister of Industry and Advanced Technology	Mohammed Saif Al Suwaidi, Director General of Abu Dhabi Fund for Development

United Kingdom	Rishi Sunak, Chancellor of the Exchequer	Mark Bowman, Director-General International and EU, Her Majesty’s Treasury

Uruguay	Azucena Arbeleche, Minister of Economic Affairs and Finance	Alejandro Irastorza, Undersecretary, Ministry of Economic Affairs and Finance

Uzbekistan	Sardor Uktamovich Umurzakov, Deputy Prime Minister and Minister of Investments and Foreign Trade	Shukhrat Vafaev, Deputy Minister of Investments and Foreign Trade

Vanuatu	Gaetan Pikioune, Minister of Finance and Economic Management	Letlet August, Director General, Ministry of Finance and Economic Affairs

Vietnam	Nguyen Thi Hong, Governor of the State Bank of Viet Nam	Nguyen Kim Anh, Deputy Governor of the State Bank of Viet Nam

Board of Directors

The Board of Directors is responsible for the direction of the Bank’s general operations through the exercise of powers delegated to it by the Board of Governors, in addition to those expressly assigned to it by the Articles of Agreement. Matters before the Board of Directors are decided by a majority vote, except as otherwise provided in the Articles of Agreement.

In addition to any powers delegated by the Board of Governors, the Board of Directors shall (i) prepare the work of the Board of Governors, (ii) establish policies of the Bank and, with a majority representing not less than three-fourths of the total voting power of the members, take decisions on major operational and financial policies and on delegation of authority to the President under Bank policies, (iii) take decisions concerning operations of the Bank and, with a majority representing not less than three-fourths of the total voting power of the members, decide on the delegation of such authority to the President, (iv) supervise the management and operation of the Bank and establish an oversight mechanism for that purpose, (v) approve the strategy, annual plan and budget of the Bank, (vi) appoint committees and (vii) submit the annual audited accounts for approval of the Board of Governors.

The Board of Directors consists of 12 members who are not members of the Board of Governors. Nine are elected by the Governors representing regional members, and three are elected by the Governors representing non-regional members. Each Director is elected by the Governors of a constituency, which is a group of members with a minimum aggregate voting power. At the most recent election in June 2020, the minimum aggregate voting power was 5% for constituencies electing regional Directors and 8% for constituencies electing non-regional Directors. Although the Bank has no mandated single-member constituencies and constituencies may be formed through agreements among members themselves, at the June 2020 election of Directors, each of Russia, India and China had the voting power to elect one of the 12 members of the Board of Directors. Each Director appoints an Alternate Director (or two Alternate Directors in respect of those Directors casting votes for five or more members) who may participate in the meetings, but who only has the full power to act when the Director is not present. The Directors, who serve the Bank on a non-resident basis, hold office for two-year terms and may be re-elected. They also must be nationals of member jurisdictions and persons of high competence in economic and financial matters. The Articles of Agreement further specify that the nomination and voting by Governors for Directors and the appointment of Alternate Directors by Directors shall respect the principle that each founding member shall have the privilege to designate the Director or an Alternate Director in its constituency permanently or on a rotating basis.

The Board of Directors was composed of the following members as of March 31, 2021:

Name	Alternates	Constituency Members(1)

Abdulaziz M. Alrasheed (Saudi Arabia)	Adel Al Hosani (United Arab Emirates) Khaled Mohammed Al-Suwaidi (Qatar)	Bahrain Jordan Oman Qatar Saudi Arabia United Arab Emirates

Muhammad Aslam Chaudhary (Pakistan)	Nikoloz Gagua (Georgia) Mehmet Alper Batur (Turkey)	Azerbaijan Brunei Darussalam Georgia Kyrgyz Republic Pakistan Turkey

Md. Shahriar Kader Siddiky (Bangladesh)	Sukmeena Bhasavanich (Thailand) Mark Dennis Joven (Philippines)	Bangladesh Malaysia Maldives Nepal Philippines Thailand

Andrey Kruglov (Russia)	Nurlan Shokbarbayev (Kazakhstan) Kourosh Taherfar (Iran)	Belarus Iran Kazakhstan Russia Tajikistan

Zhijun Cheng (China)	Bin Han (China)	China Hong Kong, China

Name	Alternates	Constituency Members(1)

Katharine Rechico (Canada)	Ahmed Kouchouk (Egypt) Abebe Tadesse (Ethiopia)	Algeria Benin Canada Côte d’Ivoire Egypt Ethiopia Ghana Guinea Liberia Madagascar Rwanda Uruguay

Khuong Thanh Ha (Vietnam)	Rachel Thompson (Australia)	Australia Cook Islands New Zealand Singapore Vietnam

Jacek Dominik (Poland)	Maja Sverdrup (Denmark) Robin Tasker (United Kingdom)	Denmark Hungary Iceland Norway Poland Romania Sweden Switzerland United Kingdom

Philippe O’Quin (France)	Sami Masri (Luxembourg) Camillo von Müller (Germany)	Austria Belgium Cyprus Finland France Germany Greece Ireland Italy Luxembourg Malta Netherlands Portugal Spain

Chandra Sekhar Mohapatra (India)	Baldeo Purushartha (India)	Afghanistan India

Suminto (Indonesia)	D M S de Silva (Sri Lanka) Pen Thirong (Cambodia)	Cambodia Indonesia Lao People’s Democratic Republic Myanmar Sri Lanka Timor-Leste

Chong Hwa Lee (Korea, Republic of)	Yehonatan Reznick (Israel)	Fiji Israel Korea, Republic of Mongolia Samoa Tonga Uzbekistan Vanuatu

Note:

(1)	As of March 31, 2021, Argentina, Brazil, Ecuador, Serbia and Sudan have not yet assigned their respective votes.

Biographical information for each Director is included below.

Mr. Abdulaziz M. Alrasheed – Director

Mr. Alrasheed has been a member of the Board of Directors since March 2019. He currently holds the position of Assistant Minister for International Financial Affairs and Macro-Fiscal Policy at the Ministry of Finance of Saudi Arabia. Mr. Alrasheed has important public sector experience, having held various positions with the national administration of Saudi Arabia. Previously, Mr. Alrasheed served as Deputy Minister for Economic Affairs (2017-2018), as Assistant Deputy Minister for Economic Policies (2016-2017) and as an economist in several government agencies in Saudi Arabia.

Mr. Muhammad Aslam Chaudhary – Director

Mr. Chaudhary has been a member of the Board of Directors since December 2017. He has many years of experience in the government of Pakistan working in the areas of development finance, public policy, project management, audit and evaluation, client relationship management and public sector governance. Mr. Chaudhary is presently serving as Joint Secretary at the Ministry of the Economic Affairs Government of Pakistan, in which role he works closely with multilateral and bilateral development partners.

Mr. Zhijun Cheng – Director

Mr. Cheng has been Deputy Director General of the Department of International Economic and Financial Cooperation, Ministry of Finance of China since December 2020. In 2021, he was appointed Alternate Governor for China at the International Fund for Agricultural Development (“IFAD”) and Director for China at both AIIB and the New Development Bank (“NDB”). Prior to his current position, he served as Executive Director for China at the ADB and Deputy Director General of the Department of International Economic and Financial Cooperation at the Ministry of Finance of China from 2014 to 2017. In 2016, he also served as temporary Alternate Director for China at AIIB and Alternate Director for China at the NDB.

Mr. Jacek Dominik – Director

Mr. Dominik currently holds the position of General Counsellor in the Ministry of Finance of Poland. He serves also as a member of the Auditing Board of the Council of Europe Development Bank (“CEB”) and a member of the Audit Board of the European Investment Fund. Since 1998, Mr. Dominik has held various positions within the Ministry of Finance of Poland, including Undersecretary of State from 2006 to 2014. At that time, he also served as a member of the Board of Directors of the European Investment Bank, a member of the Administrative Council of the CEB and as Alternate Governor of the EBRD.

Ms. Khuong Thanh Ha – Director

Ms. Ha has been a member of the Board of Directors since July 2019. She currently serves as the Deputy Director General of the Department for International Cooperation at the State Bank of Vietnam. In such capacity, Ms. Ha oversees matters relating to international financial institutions and bilateral relationships between the State Bank of Vietnam and central banks of other jurisdictions. Prior to her current position, Ms. Ha has been extensively involved in various areas related to the international relations of the State Bank of Vietnam, including with the International Monetary Fund (the “IMF”), the World Bank, central banks, monetary authorities and foreign supervisory agencies. Ms. Ha joined the State Bank of Vietnam in 1997.

Mr. Andrey Kruglov – Director

Mr. Kruglov has considerable working experience in the private sector as well as in the public sector. Particularly, from 2004 to 2019, Mr. Kruglov held the position of Deputy Chairman of the Management Committee – Head of the Department for Finance and Economics at PJSC Gazprom. From May 2019 to February 2021, Mr. Kruglov served as the Deputy Minister of Finance of the Russian Federation.

Mr. Chong Hwa Lee – Director

Mr. Lee has been a member of the Board of Directors since February 2021. He currently holds the position of Director General of the Development Finance Bureau at the Ministry of Economy and Finance of the Republic of Korea. Mr. Lee has significant public sector experience, having held various positions at the Ministry of Economy and Finance of the Republic of Korea related to international affairs and international trade. His recent positions were Director General of the Presidential Special Commission on Income-led Growth and Deputy Advisor to the President for economic affairs (2017-2020).

Dr. Chandra Sekhar Mohapatra – Director

Dr. Mohapatra has been a member of the Board of Directors since February 2021. He has more than 34 years of experience in the Government of India working in a wide range of ministries and departments and handling international financial institutions in the Ministry of Finance of India. He currently holds the position of Additional Secretary in the Department of Economic Affairs in the Ministry of Finance, Government of India. He has also served in various senior capacities at various councils, fora, task forces, committees and working groups of the Government of India.

Mr. Philippe O’Quin – Director

Mr. O’Quin has been a member of the Board of Directors since August 2019, having previously served as an Alternate Director of the Bank since July 2018. Mr. O’Quin has served in a number of senior positions with the French Ministry for the Economy and Finance. From 1991 to 2017, Mr. O’Quin has held a number of senior positions in French diplomatic missions overseas, including as French Ambassador to Iceland and as Minister-Counsellor for Economic Affairs at the French Embassy in Madrid, the French Permanent Representation to the European Union and the French Embassy in London.

Ms. Katharine Rechico – Director

Ms. Rechico has been a member of the Board of Directors since February 2020. She is currently the Assistant Deputy Minister of International Trade and Finance at the Department of Finance Canada, where she covers a broad range of international finance, trade and development issues. Previously, Ms. Rechico served as the Assistant Secretary to the Cabinet, Liaison Secretariat for Macroeconomic Policy at the Office of the Privy Council of Canada. Ms. Rechico has also held a number of other positions in the Department of Finance, including Director General of International Finance and Development and Acting Director General of Federal Provincial Relations, and has worked in the Tax Policy and Economic and Fiscal Policy branches. Between 2002 and 2005, Ms. Rechico served as the Economics and Finance Counsellor at the Canadian Delegation to the Organization for Economic Co-operation and Development.

Mr. Md. Shahriar Kader Siddiky – Director

Mr. Siddiky has been a member of the Board of Directors since July 2020, having previously served as Alternate Director for a month (June 2019). Mr. Siddiky is a career Bangladesh senior civil servant, having held a number of senior positions in the Ministry of Public Administration and Economic Relations Division, Ministry of Finance of Bangladesh. He also served in the Bangladesh Embassy in Kuwait. Since July 2018, he has been serving as Joint Secretary in the Economic Relations Division, Ministry of Finance of Bangladesh, where he successfully negotiated the allocation of economic resources for Bangladesh on various important projects and technical assistance programs. Since April 2019, Mr. Siddiky is heading the Asia wing of the Economic Relations Division, Ministry of Finance of Bangladesh and looking after the economic affairs of Bangladesh for the Asia region including China, India and the Republic of Korea.

Dr. Suminto – Director

Dr. Suminto has been a member of the Board of Directors since October 2019. He currently serves as Assistant Finance Minister for Macro Economy and International Finance of Indonesia. Dr. Suminto also acts as G20 Finance Minister Deputy and Governor at IFAD. He also serves as a member of the Board of Directors of the Indonesia Eximbank and is a Commissioner on Indonesia’s National Social Security Council. Dr. Suminto joined Indonesia’s Ministry of Finance in 1996.

Board Committees

Audit and Risk Committee

The role of the Audit and Risk Committee is to (i) review the Bank’s financial statements and accounting, auditing and financial reporting practices, procedures and issues, (ii) review the selection procedures for and the qualification and performance of the external auditors and review the reports from the external auditors and ensure appropriate action be taken in respect of major improvement areas identified, (iii) review the scope of work and internal audit plan and the effectiveness of the internal audit function, (iv) review the effectiveness of internal control systems, (v) review the Bank’s financial and risk-related policies, including the Bank’s Financial and Risk Management Framework and RAS and (vi) receive reports on violations of the Bank’s Policy on Prohibited Practices from the Managing Director of the Bank’s Complaints-resolution, Evaluation and Integrity Unit.

The Audit and Risk Committee is composed of at least three and up to four Directors and two external members (appointed by the President in consultation with the Board of Directors). The current members of this committee are Muhammad Aslam Chaudhary (chair), Ai Phing Cheng (external member), Zhijun Cheng, Jan Engström (external member), Khuong Thanh Ha and Katharine Rechico (vice chair).

Budget and Human Resources Committee

The role of the Budget and Human Resources Committee (the “BHR Committee”) is to (i) review the proposed annual administrative budget, taking into account the Bank’s annual business plan, and review the quarterly budget execution update and report thereon to the Board of Directors, (ii) review and assess the implementation of staffing strategies, compensation and benefits policies and related issues periodically and make recommendations to the Board of Directors as appropriate, (iii) review the human resources update report semi-annually, (iv) undertake the functions required of it pursuant to the Code of Conduct for Board Officials (the “Code of Conduct”), including considering matters relating to the implementation, interpretation and application of the Code of Conduct and requests for guidance concerning conflicts of interest, annual financial disclosures or other ethical aspects of conduct, as well as allegations of misconduct under the Code of Conduct, (v) receive summaries of any administrative review decision issued under Staff Rule 8.01 (relating to staff employment administrative review procedures), (vi) consider any other aspects of the annual administrative budget and the Bank’s human resources as the Board of Directors may request and report thereon to the Board of Directors and (vii) receive briefings on significant actions proposed by the President under the Bank’s Policy on Compensation and Benefits, prior to implementation of the proposed actions.

The BHR Committee is composed of at least four and up to six Directors. The current members of this committee are Abdulaziz M. Alrasheed, Zhijun Cheng, Jacek Dominik, Khuong Thanh Ha, Philippe O’Quin (chair) and Md. Shahriar Kader Siddiky (vice chair).

Policy and Strategy Committee

The role of the Policy and Strategy Committee (the “P&S Committee”) is to (i) review the Bank’s operational policies (other than financial and risk-related policies), including but not limited to environmental, social and procurement policies, and report thereon to the Board of Directors, (ii) advise on the development of the Bank’s strategies and report thereon to the Board of Directors, (iii) review the proposed annual business plan, taking into account the annual administrative budget, and report thereon to the Board of Directors, (iv) undertake any other activities consistent with its terms of reference as the Board of Directors may request and report thereon to the Board of Directors and (v) receive updates on the findings of project evaluations, and requests filed by project-affected people under the PPM, as part of the Bank’s oversight mechanism.

The P&S Committee is composed of at least four and up to six Directors. The current members of this committee are Jacek Dominik, Andrey Kruglov, Chong Hwa Lee, Chandra Sekhar Mohapatra (vice chair), Philippe O’Quin and Suminto (chair).

Senior Management

The President, who serves as the legal representative of the Bank, is elected by a Super Majority Vote. The President must be a national of a regional member jurisdiction and may not be a Governor, a Director or an alternate for either. The term of office of the President is five years with the possibility of one additional term. The term of the current President, Mr. Jin Liqun, his second term, is currently scheduled to expire in 2026. The President is the Chairman of the Board of Directors, but has no vote other than a tie-breaking vote. The President may also participate in the meeting of the Board of Governors, but has no vote. The President is supported by a team of senior management. The team currently includes five Vice Presidents who are responsible for Policy and Strategy, Investment Operations, Administration and the Corporate Secretariat. Vice Presidents are appointed by the Board of Directors upon the recommendation of the President. Senior management also includes the Chief Financial Officer, the Chief Risk Officer and the General Counsel.

The President has the authority to establish management committees. Such committees perform a variety of functions, and currently include the following: (i) the Executive Committee, (ii) the Investment Committee, (iii) the Special Fund Committee, (iv) the Human Resources Review Committee, (v) the Risk Committee, (vi) the Corporate Procurement Committee, (vii) the Asset and Liability Management Committee, (viii) the Project Screening Committee and (ix) the Strategic Information Technology Committee.

The President, officers and staff of the Bank, in the discharge of their offices, are responsible solely to the Bank and may not recognize any other authority. The members are obligated to respect the international character of this obligation. Moreover, the Bank, its President, officers and staff may not interfere in the political affairs of any members nor be influenced in their decisions by the political character of any member. Senior management is currently composed of the following individuals:

Name	Title
Mr. Jin Liqun	President
Sir Danny Alexander	Vice President and Corporate Secretary
Mr. Konstantin Limitovskiy	Vice President, Investment Operations (Region 2)
Dr. D.J. Pandian	Vice President, Investment Operations (Region 1)
Dr. Joachim von Amsberg	Vice President, Policy and Strategy
Mr. Luky Eko Wuryanto	Vice President and Chief Administration Officer
Mr. Andrew Cross	Chief Financial Officer
Mr. Martin Kimmig	Chief Risk Officer
Mr. Alberto Ninio	General Counsel

Biographical information for each member of senior management is included below.

Mr. Jin Liqun – President

Mr. Jin Liqun is the inaugural President and Chairman of the Board of Directors. On July 28, 2020, he was elected to serve a second term of five years, beginning on January 16, 2021. Before being elected as the Bank’s first president, Mr. Jin served as Secretary-General of the Multilateral Interim Secretariat tasked with establishing the Bank. Mr. Jin has significant experience across the private and public sectors, as well as with MDBs. He served as Chairman of China International Capital Corporation Limited, China’s first joint-venture investment bank, as Chairman of the Supervisory Board of China Investment Corporation and as Chairman of the International Forum of Sovereign Wealth Funds. Mr. Jin previously served as Vice President, and then Ranking Vice President, of ADB and as Alternate Executive Director for China at the World Bank and at the Global Environment Facility. He spent nearly two decades at the Chinese Ministry of Finance, reaching the rank of Vice Minister. Mr. Jin is a national of China.

Sir Danny Alexander – Vice President and Corporate Secretary

Sir Danny Alexander is responsible for the Bank’s relations with its members, the Board of Governors, the Board of Directors and other aspects of governance, including the admission of new members. As Chief Secretary to the Treasury, Sir Danny was one of the leaders of the United Kingdom coalition government between 2010 and 2015. He was knighted in 2015 and is a national of the United Kingdom.

Mr. Konstantin Limitovskiy – Vice President, Investment Operations (Region 2)

Mr. Konstantin Limitovskiy is Vice President, Investment Operations; he oversees both sovereign and non-sovereign investments in East and Central Asia, Middle East and North Africa and Americas. Prior to this, he was Senior Advisor to the President and led the Client Relations and Programming function. He joined AIIB in 2018 from the Eurasian Development Bank, where he was Deputy Chairman responsible for operations in infrastructure. Prior to that, among other roles, Mr. Limitovskiy managed international project and structured finance at VTB Group, Gazprombank and Alfa Bank in Russia and led activities in infrastructure finance at the Black Sea Trade and Development Bank, an MDB headquartered in Greece. Mr. Limitovskiy is a national of the Russian Federation.

Dr. D.J. Pandian – Vice President, Investment Operations (Region 1)

Dr. D.J. Pandian has been working with AIIB as Vice President, in charge of Investment Operations since March 2016. As the inaugural Vice President and Chief Investment Officer, he has built a strong foundation for the growth of the Bank. Currently, he is in charge of overseeing all sovereign and non-sovereign lending in South Asia and South East Asia and is responsible for the end-to-end management of the Bank’s project pipeline in these regions, from identification to implementation. Before joining AIIB, Dr. Pandian had an extensive career spanning 30 years in the Indian Administrative Service, holding key positions at state, national and international levels in the energy, infrastructure and finance sectors. Dr. Pandian is a national of India.

Dr. Joachim von Amsberg – Vice President, Policy and Strategy

Dr. Joachim von Amsberg drives the strategic direction for the Bank, including its sectoral and country priorities, its investment strategy and programming, its economic analysis and research and its operating budget. He oversees the Bank’s environmental and social policies, other operational policies and their implementation. He previously served in a number of progressively more senior roles at the World Bank where he most recently held the position of Vice President, Development Finance, in which role he was responsible for the replenishment and stewardship of IDA, the World Bank Group’s fund for the poorest countries, and for trust fund and partnership operations. Dr. von Amsberg is a national of Germany.

Mr. Luky Eko Wuryanto – Vice President and Chief Administration Officer

Mr. Luky Eko Wuryanto is responsible for overseeing human resources, information technology and facilities and administration services. Prior to this role, he served in senior positions in the Indonesian government for more than 20 years, most recently as the Deputy Coordinating Minister for Infrastructure Acceleration and Regional Development, Coordinating Ministry for Economic Affairs. Mr. Wuryanto is a national of Indonesia.

Mr. Andrew Cross – Chief Financial Officer

Mr. Andrew Cross leads AIIB’s controller and treasury functions, and the development of new financial products and services. He joined the Bank in May 2019 as the Assistant Chief Financial Officer, in which role he supported the Chief Financial Officer in ensuring sustainable financial strength and steady growth in financial resources, as well as safeguarding excellent credit ratings in support of the Bank’s overall mission. Prior to joining the Bank, Mr. Cross served at the IFC for a number of years, first as Principal Financial Officer and then as Deputy Treasurer, providing leadership and oversight for IFC treasury hub operations in London and Singapore. Before that, he was an investment banker at Merrill Lynch International, working in a variety of countries. Mr. Cross is a national of New Zealand.

Dr. Martin Kimmig – Chief Risk Officer

Dr. Martin Kimmig heads AIIB’s risk management. His main responsibilities are to ensure the stability and financial continuity of the Bank. He oversees capital allocation and utilization, manages financial and non-financial risks, including reputational consequences, as well as fosters a strong risk culture throughout the Bank. He further oversees the Bank’s compliance and integrity function, assuring know-your-customer, anti-money laundering, financial crime and sanctions compliance. He joined AIIB from The Rock Creek Group where he served as Managing Director covering emerging market equities. Previously, he spent 24 years at the World Bank Group, primarily at IFC, where he held leadership positions in both investment operations and risk management. Dr. Kimmig is a national of Germany.

Mr. Alberto Ninio – General Counsel

Mr. Alberto Ninio is responsible for the legal aspects of the Bank’s work. Prior to his appointment as General Counsel of the Bank in January 2021, he was Director General of the Operational Services Department of the Bank and led the operational support teams in the areas of environment, social, procurement and financial management. Prior to joining AIIB in March 2020, Mr. Ninio served in a variety of senior roles both at the World Bank where he left as its Deputy General Counsel for Operations, and, more recently, at Vale S.A., a major multinational mining and logistics corporation based in Brazil, where he served as its Global Sustainability Director. He has over 30 years of experience in the international development, environmental law and corporate responsibility fields. Mr. Ninio is a national of Brazil.

International Advisory Panel

The International Advisory Panel (the “IAP”) provides management with support on the Bank’s strategies and policies as well as on general operational issues. Members of the IAP, who are appointed to two-year terms, bring years of experience and a wide range of professional expertise in both the public and private sectors. The IAP meets in tandem with the annual meeting of the Board of Governors or as requested by the President. The IAP is currently composed of the following members:

Name	Biographical information
Mr. Shaukat Aziz	Former Prime Minister of Pakistan

Dr. Zeti Akhtar Aziz	Former Governor of Bank Negara Malaysia, Malaysia’s Central Bank

Mr. Jose Isidro N. Camacho	Former Secretary of Finance and former Secretary of Energy of the Philippines

Mr. Takatoshi Kato	Former Deputy Managing Director, IMF; former Executive Director for Japan, ADB

Dr. Myung Ja Kim	President of the Seoul Forum for International Affairs; former Minister of Environment and former member of the National Assembly, Republic of Korea

Mr. Scott Morris	Senior Fellow at the Center for Global Development; former Deputy Assistant Secretary, U.S. Treasury Department

Dr. Ngozi Okonjo-Iweala	Director-General, World Trade Organization; former Finance Minister, Nigeria; former Managing Director, World Bank

Mr. Paul Speltz	Chairman and CEO of Global Strategic Associates; former U.S. Ambassador

Lord Nicholas Stern	Professor at the London School of Economics; former Chief Economist, World Bank

Dame Meg Taylor	Secretary General to the Pacific Islands Forum; former Vice President, IFC

Prof. Ngaire Woods	Inaugural Dean of the Blavatnik School of Government and Professor of Global Economic Governance

Employees

As of December 31, 2020, the Bank’s total professional staff was 316, representing 54 nationalities (71% regional and 29% non-regional).

SELECTED DEMOGRAPHIC AND ECONOMIC DATA

Certain of the following information has been extracted from publicly available sources. The Bank has not independently verified this information.

The following table presents selected demographic and economic data for members of the Bank that have more than 3% voting power or in which the Bank has approved financings (excluding multi-country financings) as of March 31, 2021:

	Population (in millions)(1)				GDP (US$ in millions)(1)				GDP per capita (US$)(1)				Total reserves (excluding gold) (US$ in millions)(1)(2)				Total external debt (US$ in millions)(1)(3)				Consumer price index growth (annual% change)(1)

	2019		2018		2019		2018		2019		2018		2019		2018		2019		2018		2019		2018
Australia	25.4		25.0		1,396,567.0		1,432,881.2		55,060.3		57,355.0		56,363.6		51,048.1		2,145,509	(4)(5)	2,069,454	(4)(5)	1.6		1.9
Azerbaijan	10.0		9.9		48,047.6		47,112.9		4,793.6		4,739.8		7,042.9		6,665.9		15,840.4		16,211.0		2.6		2.3
Bangladesh	163.0		161.4		302,571.3		274,039.1		1,855.7		1,698.4		32,012.9		31,452.7		57,088.3		52,131.6		5.6		5.5
Cambodia	16.5		16.2		27,089.4		24,571.8		1,643.1		1,512.1		17,033.0		13,373.2		15,318.2		13,522.2		1.9	(4)	2.5	(4)
China	1,397.7		1,392.7		14,279,937.5		13,894,817.5		10,216.6		9,976.7		3,127,493.9		3,091,881.3		2,114,162.9		1,961,528.2		2.9		2.1
Cook Islands	0.02	(4)(6)	0.02	(4)(6)	N/A	(7)	N/A	(7)	N/A	(7)	N/A	(7)	N/A	(7)	N/A	(7)	71	(4)(5)	70	(4)(5)	0.8	(4)	0.1	(4)
Ecuador	17.4		17.1		107,435.7		107,562.0		6,183.8		6,295.9		1,866.3		1,896.1		51,725.1		44,935.0		0.3		-0.2
Egypt	100.4		98.4		303,092.3		249,713.0		3,019.2		2,537.1		40,685.4		38,609.4		115,079.6		100,186.1		N/A	(7)	14.4
Fiji	0.9		0.9		5,496.3		5,581.4		6,175.9		6,317.5		1,041.8		946.4		1,020.0		979.5		1.8		4.1
France	67.1		67.0		2,715,518.3		2,787,864.0		40,493.9		41,631.1		69,725.1		66,103.3		N/A	(7)	N/A	(7)	1.1		1.9
Georgia	3.7		3.7		17,477.3		17,599.7		4,697.7		4,722.8		3,505.8		3,289.5		17,311.9		17,326.2		4.9		2.6
Germany	83.1		82.9		3,861,123.6		3,963,767.5		46,445.2		47,810.5		59,184.5		59,173.1		N/A	(7)	N/A	(7)	1.4		1.7
India	1,366.4		1,352.6		2,868,929.4		2,713,165.1		2,099.6		2,005.9		432,378.4		374,425.2		560,034.5		521,034.3		7.7		4.9
Indonesia	270.6		267.7		1,119,190.8		1,042,240.3		4,135.6		3,893.8		125,339.4		117,424.6		402,083.9		379,589.0		3.0		3.2
Kazakhstan	18.5		18.3		181,665.9		179,340.0		9,812.4		9,812.6		10,082.2		16,536.1		156,263.4		156,979.0		5.3	(4)	6.0	(4)
Korea	51.7		51.6		1,646,739.2		1,724,845.6		31,846.2		33,422.9		403,704.7		398,780.3		466,978.7	(4)(5)	441,172.9	(4)(5)	0.4		1.5
Kyrgyz Republic	6.5		6.3		8,454.6		8,271.1		1,309.4		1,308.1		1,723.6		1,695.7		8,338.6		8,171.1		1.1		1.5
Lao PDR	7.2		7.1		18,173.8		17,953.8		2,534.9		2,542.5		1,067.8		944.1		16,701.1		15,377.4		3.3		2.0
Maldives	0.5		0.5		5,642.2		5,299.8		10,626.5		10,276.9		762.9		722.2		2,679.2		2,339.7		0.2	(4)(6)	-0.1	(4)
Mongolia	3.2		3.2		13,996.7		13,108.8		4,339.8		4,135.0		3,239.3		2,779.9		31,442.4		29,683.0		7.3		6.8
Myanmar	54.0		53.7		76,085.9		76,168.0		1,407.8		1,418.2		5,468.3		5,346.9		11,114.4		10,684.5		8.8		6.9
Nepal	28.6		28.1		30,641.4		29,173.5		1,071.1		1,038.7		8,398.2		8,070.4		6,513.4		5,511.0		5.6		4.1
Oman	5.0		4.8		76,331.5		79,788.8		15,343.1		16,521.2		16,660.8		17,387.5		N/A	(7)	N/A	(7)	0.1		0.9
Pakistan	216.6		212.2		278,221.9		314,567.5		1,284.7		1,482.3		13,421.2		9,174.7		100,818.5		93,531.8		10.6		5.1
Philippines	108.1		106.7		376,795.5		346,841.9		3,485.1		3,252.1		79,823.7		71,039.9		83,661.0		78,997.2		2.5		5.2

	Population (in millions)(1)		GDP (US$ in millions)(1)		GDP per capita (US$)(1)		Total reserves (excluding gold) (US$ in millions)(1)(2)		Total external debt (US$ in millions)(1)(3)				Consumer price index growth (annual% change)(1)

	2019	2018	2019	2018	2019	2018	2019	2018	2019		2018		2019		2018
Russia	144.4	144.5	1,699,876.6	1,669,583.1	11,585.0	11,370.8	443,970.0	381,575.0	490,725.8		453,808.1		4.5		2.9
Singapore	5.7	5.6	372,062.5	373,217.1	65,233.3	66,188.8	279,239.6	287,466.0	N/A	(7)	N/A	(7)	0.6		0.4
Sri Lanka	21.8	21.7	84,008.8	88,425.9	3,853.1	4,080.6	6,689.8	6,100.1	56,095.5		52,909.4		3.5		2.1
Tajikistan	9.3	9.1	8,116.6	7,522.9	870.8	826.6	519.6	366.8	6,630.8		5,974.5		8.0	(4)	5.4	(4)
Turkey	83.4	82.3	761,425.5	778,381.9	9,126.6	9,455.6	78,532.3	72,866.8	440,783.0		445,973.3		15.2		16.3
Uzbekistan	33.6	33.0	57,921.3	50,392.6	1,724.8	1,529.1	12,842.9	12,440.7	21,745.1		17,541.5		14.5	(4)	17.5	(4)
Vietnam	96.5	95.5	261,921.2	245,213.7	2,715.3	2,566.6	78,334.8	55,452.6	117,344.0		106,859.0		2.8		3.5

Notes:

(1)	Except as otherwise noted, this information is extracted from the World Bank’s World Development Indicators (the “WDI”), as last accessed on March 31, 2021.
(2)	The WDI defines total reserves (excluding gold) as special drawing rights, reserves of IMF members held by the IMF and holdings of foreign exchange under the control of monetary authorities.
(3)	The WDI defines total external debt as debt owed to nonresidents repayable in currency, goods or services.
(4)	This information is extracted from the Asian Development Bank: Key Indicators Online (the “KIDB”), as last accessed on March 31, 2021.
(5)	The KIDB defines external indebtedness as total debt outstanding and disbursed.
(6)	Indicates that the information is provisional, preliminary, an estimate or a budget figure.
(7)	Indicates that the relevant figure is not available in the WDI or KIDB, as last accessed on March 31, 2021.